United States Securities and Exchange Commission

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the half-year ended September 30, 2018

Commission File Number 000-27663

SIFY TECHNOLOGIES LIMITED

(Translation of registrant’s name into English)

Tidel Park, Second Floor

No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113, India

(91) 44-2254-0770

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F ☑ Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1). Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7). Yes ☐ No ☑

Table of Contents

SIFY TECHNOLOGIES LIMITED

FORM 6-K

For the half-year ended September 30, 2018

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Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, references in this report to “we,” “us,” the “Company,” “Sify” or “Satyam Infoway” are to Sify Technologies Limited, a limited liability Company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. In January 2003, we changed the name of our Company from Satyam Infoway Limited to Sify Limited. In October 2007, we again changed our name from Sify Limited to Sify Technologies Limited. “Sify”, “SifyMax.in,”, “Sify e-ports” and “Sify online” are trademarks used by us for which we have already obtained registration certificates in India. All other trademarks or trade names used in this report are the property of their respective owners. In this Report, references to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs,”, “₹.”, “rupees” or “Indian rupees” are to the legal currency of India . References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

For your convenience, this Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Report, all translations from Indian rupees to U.S. dollars contained in this Report have been based on the reference rate in the City of Mumbai on September 30, 2018 for cable transfers in Indian rupees as published by the Reserve Bank of India (RBI), which was ₹72.55 per $1.00.

Our financial statements are presented in Indian rupees and prepared in accordance with English version of International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. In this Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Information contained in our websites, including our corporate website, www.sifytechnologies.com, is not part of our Annual Report for the year ended March 31, 2018 or this Report.

Forward-looking Statements

In addition to historical information, this Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. For a discussion of some of the risks and important factors that could affect the Company’s future results and financial condition, please see the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our Annual Report on Form 20-F for the fiscal year ended March 31, 2018, filed with the Securities and Exchange Commission (the “SEC”) on June 20, 2018.

The forward-looking statements contained herein are identified by the use of terms and phrases such as “anticipate”, believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target” and similar terms and phrases. Such forward-looking statements include, but are not limited to, statements concerning:

•	our expectations as to future revenue, margins, expenses and capital requirements;

•	our exposure to market risks, including the effect of foreign currency exchange rates and interest rates on our financial results;

•	the effect of the international economic slowdown on our business;

•	our ability to generate and manage growth and to manage our international operations;

•	projections that our cash and cash equivalents, along with cash generated from operations will be sufficient to meet certain of our obligations; and

•	the effect of future tax laws on our business.

You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date of this Report. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In addition, you should carefully review the other information in this Report, our other periodic reports and other documents filed with the SEC from time to time. Our filings with the SEC are available on its website at www.sec.gov.

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

	Note	As at		As at September 30, 2018
		September 30, 2018 ₹	March 31, 2018 * ₹	Convenience translation into US$ (In thousands)

ASSETS
Property, plant and equipment	4	7,244,897	7,213,421	99,864
Intangible assets	5	610,550	582,512	8,416
Lease prepayments	7	1,333,784	1,344,845	18,385
Other assets		1,348,549	1,108,532	18,589
Deferred contract costs	8C	30,320	-	418
Other investments		162,330	145,718	2,238
Deferred tax assets		146,132	-	2,014
Total non-current assets		10,876,562	10,395,028	149,924

Inventories		1,605,384	645,848	22,129
Trade and other receivables, net	8A	12,365,530	10,713,886	170,448
Contract assets	8B	232,368	-	3,203
Deferred contract costs	8C	92,993	-	1,282
Prepayments for current assets		674,698	419,221	9,300
Restricted cash	6	269,062	296,275	3,709
Cash and cash equivalents	6	1,196,687	1,991,846	16,495
Total current assets		16,436,722	14,067,076	226,566
Total assets		27,313,284	24,462,104	376,490

EQUITY AND LIABILITIES
Equity
Share capital		1,520,871	1,518,413	20,964
Share premium		18,715,618	18,694,030	257,978
Share based payment reserve		307,122	309,695	4,233
Other components of equity		78,327	33,635	1,080
Accumulated deficit		(11,353,197)	(11,550,820)	(156,494)
Equity attributable to equity holders of the Company		9,268,741	9,004,953	127,761

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

	Note	As at		As at September 30, 2018
		September 30, 2018 ₹	March 31, 2018* ₹	Convenience translation into US$ (In thousands)

Liabilities
Finance lease obligations, other than current instalments		52,996	96,879	730
Borrowings		2,250,137	2,013,688	31,016
Contract liabilities	8B	974,501	-	13,433
Employee benefits	9	150,576	147,480	2,076
Other liabilities		210,838	983,152	2,906
Total non-current liabilities		3,639,048	3,241,199	50,161

Finance lease obligations current instalments		89,556	89,086	1,234
Borrowings		1,884,066	1,472,177	25,970
Bank overdraft	6	2,331,184	2,121,537	32,134
Trade and other payables		8,326,753	7,361,091	114,778
Contract liabilities	8B	1,627,804	-	22,438
Deferred income		-	1,172,061	-
Current tax liabilities		146,132	-	2,014
Total current liabilities		14,405,495	12,215,952	198,568

Total liabilities		18,044,543	15,457,151	248,729

Total equity and liabilities		27,313,284	24,462,104	376,490

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

*Derived from the audited consolidated financial statements

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Income

(In thousands of Rupees, except share data and as otherwise stated)

	Note	Quarter ended September 30,		Quarter ended September 30, 2018	Half year ended September 30,		Half year ended September 30, 2018
		2018 ₹	2017 ₹	Convenience translation into US$ (In thousands)	2018 ₹	2017 ₹	Convenience translation into US$ (In thousands)
Revenue	10	5,509,350	4,839,905	75,941	10,192,148	9,395,388	140,489
Cost of goods sold and services rendered	11	(3,464,544)	(3,066,241)	(47,755)	(6,281,670)	(5,872,785)	(86,586)
Other income		66,514	84,500	917	100,237	112,413	1,382
Selling, general and administrative expense	12	(1,299,372)	(1,057,234)	(17,911)	(2,477,254)	(2,106,889)	(34,147)
Depreciation and amortization	4&5	(383,679)	(524,524)	(5,289)	(770,588)	(985,136)	(10,622)
Profit from operating activities		428,269	276,406	5,903	762,873	542,991	10,516
Finance income	13	9,106	43,336	126	22,947	63,754	316
Finance expenses	13	(184,725)	(117,110)	(2,546)	(332,111)	(229,885)	(4,578)
Net finance expense		(175,619)	(73,774)	(2,420)	(309,164)	(166,131)	(4,262)

Profit before tax		252,650	202,632	3,483	453,709	376,860	6,254
Income tax (expense)/ benefit		4	-		4	(90)	-
Profit for the period		252,654	202,632	3,483	453,713	376,770	6,254
Basic earnings per share	14	1.68	1.35		3.01	2.51
Diluted earnings per share	14	1.66	1.35		2.97	2.51

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income
(In thousands of Rupees, except share data and as otherwise stated)

		Quarter ended September 30		Quarter ended September 30, 2018	Half year ended September 30		Half year ended September 30, 2018
	Note	2018 ₹	2017 ₹	Convenience translation into US$ (In thousands)	2018 ₹	2017 ₹	Convenience translation into US$ (In thousands)

Profit for the period		252,654	202,632	3,483	453,713	376,770	6,254

Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss
Remeasurement of defined benefit plans	9	3,140	5,403	43	10,208	3,716	141
Items that will be reclassified to profit or loss
Foreign currency translation differences of foreign operations		18,302	2,533	252	34,484	2,130	475
Other comprehensive income/(loss) for the period		21,442	7,936	295	44,692	5,846	616

Total comprehensive income for the period		274,096	210,568	3,778	498,405	382,616	6,870

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

(In thousands of Rupees, except share data and as otherwise stated)

For the half year ended September 30, 2018

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained Earnings/ (accumulated deficit)	Total	Non- controlling interest	Total Equity
Balance at April 1, 2018	1,518,413	18,694,030	309,695	33,635	(11,550,820)	9,004,953	-	9,004,953

Change in accounting policy on adoption of IFRS 15	-	-	-	-	(38,215)	(38,215)	-	(38,215)
Total comprehensive income/ (loss) for the period	-	-	-	44,692	453,713	498,405	-	498,405

Transactions with owners, recorded directly in equity

Shares issued on exercise of ESOP	2,458	16,731				19,189	-	19,189

Dividends paid (including corporate dividend tax) (₹ 1.2 per share)	-	-	-	-	(217,875)	(217,875)	-	(217,875)
Transferred from share based payment reserve	-	4,857	(4,857)	-	-	-	-	-
Share-based payment transactions	-		2,284	-	-	2,284		2,284

Balance as at September 30, 2018	1,520,871	18,715,618	307,122	78,327	(11,353,197)	9,268,741	-	9,268,741

For the half year ended September 30, 2017

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Accumulated deficit	Total	Non- controlling interest	Total Equity
Balance at April 1, 2017	1,516,875	18,680,731	305,539	26,798	(12,265,524)	8,264,419	-	8,264,419

Total comprehensive income/ (loss) for the period	-	-	-	5,846	376,770	382,616	-	382,616

Share based payments		-	5,829	-	-	5,829	-	5,829

Transactions with owners, recorded directly in equity
Dividends paid (including corporate dividend tax) (₹ 1.2 per share)	-	-	-	-	(208,697)	(208,697)	-	(208,697)

Balance as at September 30, 2017	1,516,875	18,680,731	311,368	32,644	(12,097,451)	8,444,167	-	8,444,167

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Cash Flows

(In thousands of Rupees, except share data and as otherwise stated)

	Half year ended September 30		September 30, 2018
	2018 ₹	2017 ₹	Convenience translation into US$ (In thousands)
Cash flows from / (used in) operating activities
Profit for the period	453,713	376,770	6,254
Adjustments for:
Depreciation and amortization	770,588	985,136	10,622
Gain on sale of property, plant and equipment	(2,070)	(941)	(29)
Provision for doubtful receivables and advances	280,000	100,000	3,860
Stock compensation expense	2,283	5,829	31
Net finance expense / (income)	309,164	166,131	4,262
Unrealized (gain)/ loss on account of exchange differences	86,600	3,966	1,194
Amortisation of leasehold prepayments	11,062	10,208	152
Income tax expense	(4)	90	-
	1,911,336	1,647,189	26,346

Change in trade and other receivables	(1,539,448)	(131,373)	(21,219)
Change in inventories	(959,537)	70,910	(13,226)
Change in contract assets	(174,818)	-	(2,410)
Change in contract costs	(14,593)	-	(201)
Change in contract liabilities	507,212	-	6,991
Change in other assets	(267,478)	(283,548)	(3,687)
Change in trade and other payables	1,461,495	(52,135)	20,145
Change in employee benefits	13,734	23,460	189
Change in deferred revenue	-	(61,514)	-
	937,903	1,212,989	12,928
Income taxes (paid)/refund received	(374,646)	(215,851)	(5,164)
Net cash from operating activities	563,257	997,138	7,764

Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(1,482,133)	(965,191)	(20,430)
Expenditure on intangible assets	(116,959)	(60,161)	(1,613)
Proceeds from sale of property, plant and equipment	2,370	1,041	33
Investments in corporate debt securities	-	(25,090)	-
Finance income received	16,149	59,118	223
Net cash used in investing activities	(1,580,573)	(990,283)	(21,787)

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Cash Flows

(In thousands of Rupees, except share data and as otherwise stated)

	Half year ended September 30		September 30, 2018
	2018 ₹	2017 ₹	Convenience translation into US$ (In thousands)
Cash flows from / (used in) financing activities
Proceeds from issue of shares (including share premium)	19,189	-	265
Proceeds from / (repayment of) borrowings, net	549,340	82,176	7,572
Finance expenses paid	(329,644)	(231,449)	(4,544)
Repayment of finance lease liabilities	(43,413)	(229,038)	(598)
Payment of dividends (including corporate dividend tax)	(217,875)	(208,697)	(3,003)
Net cash used in financing activities	(22,403)	(587,008)	(308)

Net Increase in cash and cash equivalents	(1,039,719)	(580,153)	(14,331)
Cash and cash equivalents at April 1	166,584	893,104	2,296
Effect of exchange fluctuations on cash held	7,700	(1,109)	106
Cash and cash equivalents at period end	(865,435)	311,842	(11,929)
Supplementary information
Additions to property plant and equipment represented by finance lease obligations	-	4,426

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

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SIFY TECHNOLOGIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(In thousands of Rupees, except share, per share data and as stated otherwise)

1.	Reporting entity

Sify Technologies Limited, (‘Sify’ or ‘the Company’) formerly known as Sify Limited, is a leading ICT solutions and services provider headquartered in Chennai, India. These Unaudited Condensed Consolidated Interim Financial Statements as at and for the quarter and half year ended September 30, 2018 comprise the Company and its subsidiaries (Sify Technologies (Singapore) Pte Limited, Sify Technologies North America Corporation, Sify Data and Managed Services Limited and Sify Infinit Spaces Limited (together referred to as the ‘Group’ and individually as ‘Group entities’). The Group offers converged ICT solutions comprising telecom-centric services, Data Center-centric IT services which includes Data Center services, cloud and managed services, applications integration services and technology integration services. Sify is listed on the NASDAQ Capital Market in the United States.

2.	Basis of preparation

a.	Statement of compliance

The Unaudited Condensed Consolidated Interim Financial Statements of the Group have been prepared in accordance with International Financial Reporting Standard (IFRS), IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended March 31, 2018.

These Unaudited Condensed Consolidated Interim Financial Statements have been approved for issue by the Board of Directors on October 22, 2018.

b.	Functional and presentation currency

Items included in the financial statements of each Group entity are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Indian rupee is the functional currency of Sify and its Indian Subsidiary. US dollar is the functional currency of Sify’s foreign subsidiaries located in the US and Singapore.

The Unaudited Condensed Consolidated Interim Financial Statements are presented in Indian Rupees which is the Group’s presentation currency. All financial information presented in Indian Rupees has been rounded up to the nearest thousand except where otherwise indicated.

Convenience translation: Solely for the convenience of the reader, the financial statements as of and for the quarter and half year ended September 30, 2018 have been translated into United States dollars (neither the presentation currency nor the functional currency of the Group) based on the reference rate in the City of Mumbai on September 30, 2018, for cable transfers in Indian rupees as published by the Reserve Bank of India which was ₹ 72.55 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollar at such a rate or at any other rate on September 30, 2018 or at any other date.

c.	Use of estimates

The preparation of these Unaudited Condensed Consolidated Interim Financial Statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses during the period. Accounting estimates could change from period to period. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period of change and future periods, if the change affects both and, if material, their effects are disclosed in the notes to the financial statements.

In preparing the Unaudited Condensed Consolidated Interim Financial Statements, the significant judgements made by management in applying the Group’s accounting policies and key sources of estimating uncertainties were the same as that were applied to the consolidated financial statements as at and for the year ended March 31, 2018 except for the below mentioned additional estimates made by the management on adoption of IFRS 15 Revenue from contracts with customers.

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Significant judgments on applying IFRS 15

The group contracts with customer include promises or arrangements to transfer multiple goods or services to a customer. The group assess whether such arrangements in the contract has distinct goods or services (performance obligation). Identification of distinct performance obligation involves judgment to determine ability of customer to benefit independently from other promises in the contract.

The judgment is required to measure the transaction price for the contract. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration could be fixed amount or variable amount or could be both. Transaction price could also be adjusted for time value of money if contract includes a significant financing component.

In the case of multiple arrangements in a contract, the group allocate transaction price to each performance obligation based on standalone transaction price. The determination of standalone transaction price involves judgment.

The group uses judgment in determining timing of satisfaction of performance obligation. The group considers how customer benefits from goods or services as the services are rendered, who controls as the assets is created or enhanced, whether asset has an alternate use and the entity has an enforceable right to payment for performance completed to date, transfer of significant risk and reward to the customer, acceptance or sign off from the customer etc.,

The group uses judgement when capitalising the contract cost as to whether it generates or enhances resources of the entity that will be used in satisfying performance obligation in the future.

3.	Significant accounting policies

The accounting policies applied by the Group in these Unaudited Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended March 31, 2018 except for the below change in accounting policy on adoption of IFRS 15 Revenue from Contracts with Customers.

Changes in accounting policies

Revenue Recognition

The Group derives revenue from converged ICT solutions comprising telecom-centric services, Data Center-centric IT services which includes Data Center services, cloud and managed services, applications integration services and technology integration services.

The Group has adopted IFRS 15 Revenue from Contracts with Customers effective April 1, 2018 by using the cumulative effect transition method and accordingly comparatives have not been retrospectively adjusted. The effect on adoption of IFRS 15 on initial application of Rs. 38,215 has been adjusted in the opening retained earnings.

The Group recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services excluding the amount collected on behalf of third parties.

Telecom Services

Revenue from telecom services include data network services and voice services. Telecom services primarily include revenue from connectivity services, NLD/ILD services and to a lesser extent, revenues from the setup and installation of connectivity links. The Group provides connectivity for a fixed period of time at a fixed rate regardless of usage. Revenue from telecom services are series of distinct services. The performance obligations are satisfied over time.

Service revenue is recognized when services are provided, based upon period of time. The setup and installation of connectivity links are deferred and recognized over the associated contract period.

Sale of equipments are accounted as separate performance obligations if they are distinct and its related revenues are recognised at a point in time when the control is passed on to the customer.

The Group provides NLD (National Long Distance) and ILD (International Long Distance) services through the Company’s network. The Group carries voice traffic, both national and international, using the network back-bone and delivers voice traffic to Inter-connect Operators. Revenue is recognised when the services are provided based upon the usage (eg: metered call units of voice traffic terminated on the Company’s network).

Data Center (“DC”) Services

Revenue from DC services consists co-location of racks and power charges. The contracts are mainly for a fixed rate for a period of time. Revenue from co-location of racks, power charges and cross connect charges are series of distinct services. The performance obligations are satisfied over time. Service revenue is recognized as the related services are performed. Sale of equipments such as servers, switches, networking equipments, cable infrastructure and racks etc are accounted as separate performance obligations if they are distinct and its related revenues are recognised at a point in time when the control is passed on to the customer.

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Cloud and Managed Services

Revenue from Cloud and managed services include revenue from Cloud and storage solutions, managed services, value added services, domestic and International managed services.

Revenues from Cloud and on demand compute and storage, are primarily fixed for a period of time. Revenue from Cloud and managed services are series of distinct services. The performance obligations are satisfied over time. The Group recognize service revenue as the related services are performed.

Revenues from domestic and international managed services, comprise of value added services, operations and maintenance of projects and from remote infrastructure management. Contracts from this segment are fixed and could also be based on time and material contracts.

In the case of time and material contracts, The Group recognizes service revenue as the related services are performed.

In the case of fixed price contract, the Group recognises revenue over a period of time based on progress towards completion of performance obligation using efforts or cost to cost measure of progress (percentage completion method of accounting).

The stage of completion is measured by efforts spent to estimated total efforts over the term of the contract.

Technology Integration Services

Revenue from technology integration services include system integration services, revenue from construction of Data Centers, network services, security solutions and to a lesser extent, revenue from sale of hardware and software.

Revenue from construction contract includes revenue from construction of Data Centers to the specific needs and design of the customer. The Group recognize revenue at point in time, when the customer does not take control of work-in-progress or over a period of time when the customer controls the work-in-progress.

In the case where revenue is recognised over a period of time and progress is measured based on the costs incurred to date as a percentage of the total estimated costs to fulfill the contract.

If the Group does not have a sufficient basis to measure the progress of completion or to estimate the total contract revenues and costs, revenue is recognized only to the extent of contract cost incurred for which recoverability is probable.

When total cost estimates exceed revenues in an arrangement, the estimated losses are recognized in the statement of Income in the period in which such losses become probable based on the current contract estimates.

Applications Integration Services

Revenue from applications integration services include online assessment, document management services, web development, mailing solutions, digital certificate based authentication services, supply chain software and eLearning software development services. eLearning software development services consist of structuring of content, developing modules, delivery and training users in the modules developed.

Revenue from applications integration services is recognised over a period of time. The progress is measured based on the amount of time/effort spent on a project. Revenue in relation to ‘time’ is measured as the agreed rate per unit of time multiplied by the units of time expended. The element of revenue related to materials is measured in accordance with the terms of the contract.

The Group enters into contracts with customers to serve advertisements in the portal and the Group is paid on the basis of impressions, click-throughs or leads and in each case the revenue is recognised rateably over the period of the contract based upon the usage (i.e on actual impressions/click throughs / leads delivered.)

Revenue from commissions earned on electronic commerce transactions are recognised when the transactions are completed.

Digital certification revenues include income received on account of web certification. Generally the Company does not hold after sale service commitments after the activation of the digital certificates sold and accordingly, revenue is recognised fully on the date of activation of the respective certificate.

Multiple deliverable arrangements

In certain cases, some elements belonging to the services mentioned above are sold as a package consisting of all or some of the elements.

The Group accounts for goods or services of the package separately if they are distinct. i.e., if a good or service is separately identifiable from other promises in the contract and if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer.

The Group allocates the transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis. Standalone selling price is the price at which the Group would sell a promised good or service separately to the customer.

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If the relative stand-alone selling prices are not available, the Group estimates the same. In doing so, the Group maximises the use of observable inputs and apply estimation methods consistently in similar circumstances.

Contract Cost

Costs to fulfil customer contracts, i.e., the costs related directly to a contract or to an anticipated contract that the Group can specifically identify or the costs that generate/ enhance resources of the Group that will be used in satisfying (or in continuing to satisfy) performance obligations in the future or the costs that are expected to be recovered, are recognised as assets and amortized over the contract period.

Incremental costs of obtaining a contract are recognised as assets and amortized over the contract period if the entity expects to recover those costs. The Group recognises incremental cost of obtaining a contract as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognised is one year or less.

Costs to obtain a contract that is incurred regardless of whether the contract is obtained are recognised as an expense when incurred, unless those costs are explicitly chargeable to the customer regardless of whether the contract is obtained.

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Impact on the financial statements

The below table summarises the impact of adoption of IFRS 15 on the Group’s consolidated financial statements for the period ended September 30, 2018

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

	As at September 30, 2018
	(As Reported) ₹	Adjustments under IFRS 15 ₹	(without adoption of IFRS 15) ₹

ASSETS
Property, plant and equipment	7,244,897	-	7,244,897
Intangible assets	610,550	-	610,550
Lease prepayments	1,333,784	-	1,333,784
Other assets	1,348,549	-	1,348,549
Deferred contract costs	30,320	(30,320)	-
Other investments	162,330	-	162,330
Deferred tax assets	146,132	-	146,132
Total non-current assets	10,876,562	(30,320)	10,846,242

Inventories	1,605,384	-	1,605,384
Trade and other receivables, net	12,365,530	232,368	12,597,898
Contract assets	232,368	(232,368)	-
Deferred contract costs	92,993	(92,993)	-
Prepayments for current assets	674,698	-	674,698
Restricted cash	269,062	-	269,062
Cash and cash equivalents	1,196,687	-	1,196,687
Total current assets	16,436,722	(92,993)	16,343,730
Total assets	27,313,284	(123,312)	27,189,972

EQUITY AND LIABILITIES
Equity
Share capital	1,520,871	-	1,520,871
Share premium	18,715,618	-	18,715,618
Share based payment reserve	307,122	-	307,122
Other components of equity	78,327	-	78,327
Accumulated deficit	(11,353,197)	45,456	(11,307,741)
Equity attributable to equity holders of the Company	9,268,741	45,456	9,314,197

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

	As at September 30, 2018
	(As Reported) ₹	Adjustments under IFRS 15 ₹	(without adoption of IFRS 15) ₹

Liabilities
Finance lease obligations, other than current instalments	52,996	-	52,996
Borrowings	2,250,137	-	2,250,137
Contract liabilities	974,501	(974,501)	-
Employee benefits	150,576	-	150,576
Other liabilities	210,838	974,501	1,185,339
Total non-current liabilities	3,639,048	-	3,639,048

Finance lease obligations current instalments	89,556	-	89,556
Borrowings	1,884,066	-	1,884,066
Bank overdraft	2,331,184	-	2,331,184
Trade and other payables	8,326,753	-	8,326,753
Contract liabilities	1,627,804	(1,627,804)	-
Deferred income	-	1,459,036	1,459,036
Current tax liabilities	146,132	-	146,132
Total current liabilities	14,405,495	(168,768)	14,236,727

Total liabilities	18,044,543	(168,768)	17,875,775

Total equity and liabilities	27,313,284	(123,312)	27,189,972

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Income

(In thousands of Rupees, except share data and as otherwise stated)

	Quarter ended September 30, 2018			Half year ended September 30, 2018
	As Reported ₹	Adjustments ₹	Without adoption of IFRS 15	As Reported ₹	Adjustments ₹	without adoption of IFRS 15
Revenue	5,509,350	13,740	5,523,090	10,192,148	21,843	10,213,991
Cost of goods sold and services rendered	(3,464,544)	(10,149)	(3,474,693)	(6,281,670)	(14,602)	(6,296,272)
Other income	66,514	-	66,514	100,237	-	100,237
Selling, general and administrative expense	(1,299,372)	-	(1,299,372)	(2,477,254)	-	(2,477,254)
Depreciation and amortization	(383,679)	-	(383,679)	(770,588)	-	(770,588)
Profit from operating activities	428,269	3,591	431,860	762,873	7,241	770,114
Finance income	9,106	-	9,106	22,947	-	22,947
Finance expenses	(184,725)	-	(184,725)	(332,111)	-	(332,111)
Net finance expense	(175,619)	-	(175,619)	(309,164)	-	(309,164)

Profit before tax	252,650	3,591	256,241	453,709	7,241	460,950
Income tax (expense)/ benefit	4	-	4	4	-	4
Profit for the period	252,654	3,591	256,245	453,713	7,241	460,954
Basic earnings per share	1.68		1.70	3.01		3.06
Diluted earnings per share	1.66		1.68	2.97		3.02

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income

(In thousands of Rupees, except share data and as otherwise stated)

		Quarter ended September 30, 2018			Half year ended September 30, 2018
	Note	As Reported ₹	Adjustments ₹	Without adoption of IFRS 15	As Reported ₹	Adjustments ₹	Without adoption of IFRS 15

Profit for the period		252,654	3,591	256,244	453,713	7,241	460,954

Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss
Remeasurement of defined benefit plans	9	3,140	-	3,140	10,208	-	10,208
Items that will be reclassified to profit or loss
Foreign currency translation differences of foreign operations		18,302	-	18,302	34,484	-	34,484
Other comprehensive income/(loss) for the period		21,442	-	21,442	44,692	-	44,692

Total comprehensive income for the period		274,096	3,591	277,686	498,405	7,241	505,646

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Cash Flows

(In thousands of Rupees, except share data and as otherwise stated)

	Half year ended September 30, 2018
	(As Reported) ₹	Adjustments under IFRS ₹	(without adoption of IFRS 15) ₹
Cash flows from / (used in) operating activities
Profit for the period	453,713	7,241	460,954
Adjustments for:
Depreciation and amortization	770,588	-	770,588
Gain on sale of property, plant and equipment	(2,070)	-	(2,070)
Provision for doubtful receivables and advances	280,000	-	280,000
Stock compensation expense	2,283	-	2,283
Net finance expense / (income)	309,164	-	309,164
Unrealized (gain)/ loss on account of exchange differences	86,600	-	86,600
Amortisation of leasehold prepayments	11,062	-	11,062
Income tax expense	(4)	-	(4)
	1,911,336	7,241	1,918,576

Change in trade and other receivables	(1,539,448)	(174,818)	(1,714,266)
Change in inventories	(959,537)	-	(959,537)
Change in contract assets	(174,818)	174,818	-
Change in contract costs	(14,593)	14,593	-
Change in contract liabilities	507,212	(507,212)	-
Change in other assets	(267,478)	-	(267,478)
Change in trade and other payables	1,461,495	-	1,461,495
Change in employee benefits	13,734	-	13,734
Change in deferred revenue	-	485,378	485,378
	937,903	-	937,903
Income taxes (paid)/refund received	(374,646)	-	(374,646)
Net cash from operating activities	563,257	-	563,257

Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(1,482,133)	-	(1,482,133)
Expenditure on intangible assets	(116,959)	-	(116,959)
Proceeds from sale of property, plant and equipment	2,370	-	2,370
Investments in corporate debt securities	-	-	-
Finance income received	16,149	-	16,149
Net cash used in investing activities	(1,580,573)	-	(1,580,573)

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Cash Flows

(In thousands of Rupees, except share data and as otherwise stated)

	Half year ended September 30, 2018
	(As Reported) ₹	Adjustments under IFRS ₹	(without adoption of IFRS 15) ₹
Cash flows from / (used in) financing activities
Proceeds from issue of shares (including share premium)	19,189	-	19,189
Proceeds from / (repayment of) borrowings, net	549,340	-	549,340
Finance expenses paid	(329,644)	-	(329,644)
Repayment of finance lease liabilities	(43,413)	-	(43,413)
Payment of dividends (including corporate dividend tax)	(217,875)	-	(217,875)
Net cash used in financing activities	(22,403)	-	(22,403)

Net Increase in cash and cash equivalents	(1,039,719)	-	(1,039,719)
Cash and cash equivalents at April 1	166,584	-	166,584
Effect of exchange fluctuations on cash held	7,700	-	7,700
Cash and cash equivalents at period end	(865,435)	-	(865,435)

Basis of consolidation

The financial statements of the Group companies are consolidated on a line-by-line basis. Intra-Group balances and transactions, and any unrealized income and expenses arising from intra-Group transactions, are eliminated. These financial statements are prepared by applying uniform accounting policies in use at the Group.

Subsidiaries are consolidated from the date control commences until the date control ceases. Control exists when the parent has power over the entity, is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns.

a.	Recent accounting pronouncements

(i)	Standards and interpretations issued but not yet effective

IFRS 16 Leases: IFRS 16 on lease was issued on January 13, 2016 and is effective from the year January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The standard replaces all existing lease accounting requirements and represents a significant change in accounting and reporting of leases, with more assets and liabilities to be reported on the Statement of Financial Position and a different recognition of lease costs.

The Group is currently evaluating the impact of the standard on the consolidated financial statements.

IFRIC 23 Uncertainty over income tax treatments: IFRIC 23 was issued on June 7, 2017 to clarify the accounting for uncertainties in income taxes. The effective date for adoption of IFRIC 23 is annual reporting periods beginning on or after January 1, 2019, though early adoption is permitted. The Group is currently evaluating the impact of the same on the consolidated financial statements.

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Amendment to IAS 12 – Income taxes: In December 2017, the IASB issued amendments to clarify that an entity shall recognise the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognised those past transactions or events that generated distributable profits were recognised.

The effective date for application of this amendment is annual period beginning on or after 1 January 2019, although early application is permitted. The Group is currently evaluating the effect of this amendment on the consolidated financial statements.

Ammendments in IAS 19 – Employee Benefits: In February 2018, the IASB issued amendments to IAS 19 – “Employee Benefits” regarding plan amendments, curtailments and settlements. The amendments in Plan Amendment, Curtailment or Settlement are as follows:

a) If a plan amendment, curtailment or settlement occurs, it is now mandatory that the current service cost and the net interest for the period after the remeasurement are determined using the assumptions used for the remeasurement;

b) In addition, amendments have been included to clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding asset ceiling.

The above amendments are effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted but must be disclosed. The Group is currently evaluating the impact of these amendments on its consolidated financial statements.

4.	Property, plant and equipment

The following table presents the changes in property, plant and equipment during the half year ended September 30, 2018

(Rupees in Thousands)

	Cost				Accumulated depreciation
Particulars	As at April 01, 2018	Additions	Disposals	As at September 30, 2018	As at April 1, 2018	Depreciation for the period	Deletions /Adjustments	As at September 30, 2018	Carrying amount as at September 30, 2018
Building	2,301,987	-	-	2,301,987	639,622	41,091	-	680,713	1,621,274
Plant and machinery	12,293,776	1,006,007	40,895	13,258,888	9,017,370	444,659	40,734	9,421,295	3,837,593
Computer equipments	1,407,816	66,163	5,790	1,468,189	1,006,370	92,808	5,658	1,093,520	374,669
Office equipment	601,793	74,096	100	675,789	346,024	38,848	46	384,826	290,963
Furniture and fittings	1,250,834	84,642	365	1,335,111	864,935	63,061	(302)	928,298	406,813
Vehicles	9,656	-	-	9,656	6,056	1,200	-	7,256	2,400
Total	17,865,862	1,230,908	47,150	19,049,620	11,880,377	681,667	46,136	12,515,908	6,533,712
Add: Construction in progress									711,185
Total	17,865,862	1,230,908	47,150	19,049,620	11,880,377	681,667	46,136	12,515,908	7,244,897

The following table presents the changes in property, plant and equipment during the year ended March 31, 2018

(Rupees in Thousands)

	Cost				Accumulated depreciation
Particulars	As at April 01, 2017	Additions	Disposals	As at March 31, 2018	As at April 1, 2017	Depreciation for the year	Deletions	As at March 31, 2018	Carrying amount as at March 31, 2018
Building	2,301,987	-	-	2,301,987	557,439	82,183	-	639,622	1,662,365
Plant and machinery	11,585,120	795,351	86,695	12,293,776	7,864,346	1,174,083	21,059	9,017,370	3,276,406
Computer equipments	1,162,259	251,022	5,465	1,407,816	834,398	177,345	5,373	1,006,370	401,446
Office equipment	496,015	106,953	1,175	601,793	281,432	65,808	1,216	346,024	255,769
Furniture and fittings	1,093,544	157,940	650	1,250,834	753,209	112,623	897	864,935	385,899
Vehicles	9,656	-	-	9,656	3,656	2,400	-	6,056	3,600
Total	16,648,581	1,311,266	93,985	17,865,862	10,294,480	1,614,442	28,545	11,880,377	5,985,485
Add: Construction in progress									1,227,936
Total	16,648,581	1,311,266	93,985	17,865,862	10,294,480	1,614,442	28,545	11,880,377	7,213,421

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Leased assets

The Group’s leased assets include certain buildings, plant and machinery acquired under finance leases. As at September 30, 2018 the net carrying amount of buildings and plant and machinery acquired under finance leases is ₹ 167,545 (March 31, 2018: ₹ 172,704) and ₹334,650 (March 31, 2018: ₹ 375,884) respectively. During the half year ended September 30, 2018, the Group acquired leased assets of ₹ Nil (March 31, 2018 : ₹ 69,700).

In case prepayments are made towards buildings accounted for as finance leases, such prepayments are capitalized as ‘Leasehold Buildings’ (included in buildings) on the commencement of the lease term under the head ‘Property, plant and equipment’ and depreciated in accordance with the depreciation policy for similar owned assets.

Construction in progress

Amounts paid towards acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment that are not ready to be put into use are disclosed under construction-in-progress.

5.	Intangible assets

Intangible assets comprise the following:

	September 30, 2018	March 31, 2018
Goodwill	14,595	14,595
Other intangible assets	595,955	567,917
	610,550	582,512

(i)	Goodwill

The following table presents the changes in goodwill during the half year/year ended

	September 30, 2018	March 31, 2018
Balance at the beginning of the period	14,595	14,595
Net carrying amount of goodwill	14,595	14,595

The amount of goodwill as at September 30, 2018 and March 31, 2018 has been allocated to the Applications Integration Services segment.

(ii)	Other intangibles

The following table presents the changes in intangible assets during the half year ended September 30, 2018 and year ended March 31, 2018.

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	Bandwidth Capacity	Software	License fees	Total
(A) Cost
Balance as at April 1, 2017	6,42,391	691,898	73,000	1,407,289
Acquisitions during the year	-	163,505	-	163,505
Disposals during the year	-	-	-	-
Balance as at March 31, 2018	642,391	855,403	73,000	1,570,794
Acquisitions during the period	41,943	75,015	-	116,958
Disposals during the period	-	-	-	-
Balance as at September 30, 2018	684,334	930,418	73,000	1,687,752

(B) Amortization
Balance as at April 1, 2017	247,394	587,032	28,356	862,782
Amortization for the year	56,895	80,550	2,650	140,095
Impairment loss on intangibles	-	-	-	-
Balance as at March 31, 2018	304,289	667,582	31,006	1,002,877
Amortization for the period	31,819	55,776	1,325	88,920
Impairment loss on intangibles	-	-	-	-
Balance as at September 30, 2018	336,108	723,358	32,331	1,091,797

(C) Carrying amounts
As at March 31, 2018	338,102	187,821	41,994	567,917
As at September 30, 2018	348,226	207,060	40,669	595,955

Intangible assets that were fully impaired/amortised were removed from the block.

6.	Cash and cash equivalents

Cash and cash equivalents as at September 30, 2018 amounted to ₹ 1,196,687 (March 31, 2018: ₹ 1,991,846). This excludes cash-restricted of ₹ 269,062 (March 31, 2018: ₹ 296,275), representing deposits held under lien against working capital facilities availed and bank guarantees given by the Group towards future performance obligations.

(a)	Restricted cash

Non current	September 30, 2018	March 31, 2018	September 30, 2017	March 31, 2017
Against future performance obligation	-	-	-	-
Current
Bank deposits held under lien against borrowings / guarantees from banks / Government authorities	269,062	296,275	291,591	262,907
Total restricted cash	269,062	296,275	291,591	262,907
(b) Non restricted cash
Current
Cash and bank balances	1,196,687	1,991,846	2,097,895	1,621,358

Total cash (a+b)	1,465,749	2,288,121	2,389,486	1,884,265
Bank overdraft used for cash management purposes	(2,331,184)	(2,121,537)	(2,077,644)	(991,161)
Less: Non current restricted cash	-	-	-	-
Cash and cash equivalents for the statement of cash flows	(865,435)	166,584	311,842	893,104

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7.	Lease prepayments

	September 30, 2018	March 31, 2018
Towards land and buildings*	1,333,784	1,344,845
	1,333,784	1,344,845

* Includes ₹ 1,312,691 (March 31, 2018: ₹ 1,321,247) paid for acquiring leasehold rights of land for construction of Data Centers. The prepayment towards land is amortized over the period of the lease on a straight line basis. In respect of buildings under operating lease, prepayments are amortized over the lease term on a straight line basis.

8A.	Trade and other receivables

Trade and other receivables comprise:

	September 30, 2018	March 31, 2018
(i) Trade receivables, net	9,992,159	8,820,579
(ii) Other receivables including deposits	2,373,371	1,890,372
(iii) Construction contract related accruals	-	2,935
	12,365,530	10,713,886

Trade receivables consist of:

	September 30, 2018	March 31, 2018
Other trade receivables	10,443,563	9,029,796
	10,443,563	9,029,796
Less: Allowance for doubtful receivables	(451,404)	(209,217)
Balance at the end of half year/year	9,992,159	8,820,579

The activity in the allowance for doubtful accounts receivable is given below:

	September 30, 2018	March 31, 2018
Balance at the beginning of the period	209,217	234,190
Add : Additional provision, net	280,000	370,000
Less : Bad debts written off	(37,813)	(394,973)
Balance at the end of half year/year	451,404	209,217

Financial assets included in other receivables	84,556	48,141

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8B.	Contract Balances

The following table provides information about receivables, contract assets and contract liabilities from the contracts with the customers

Particulars	September 2018		1st April 2018
Trade Receivables		9,992,159		8,820,579
Contract Assets – Unbilled Revenue		232,368		57,550
Contract liabilities – Deferred Income
Current contract liabilities	1,627,804		1,172,061
Non current contract liabilities	974,501		923,032
Total Contract liabilities – Deferred Income		2,602,305		2,095,093

The following table provides the movement in contract assets (unbilled revenue) for the period ended September 30, 2018

Particulars	Rs.
Balance as of April 1, 2018	57,550
Add: Revenue recognized during the period	285,609
Less: Invoiced during the period	(117,212)
Add: Translation gain or (loss)	6,421
Balance as of September 30, 2018	232,368

The following table provides the movement in contract liabilities (Deferred Income) for the period ended September 30, 2018

Particulars	Rs.
Balance as of April 1, 2018	2,095,093
Less: Revenue recognized during the period	(6,247,272)
Add: Invoiced during the period but revenue not recognised	6,750,173
Add: Translation gain or (loss)	4,311
Balance as of September 30, 2018	2,602,305

8C.	Contract Cost and Amortisation

Costs to fulfil customer contracts are deferred and amortized over the contract period. For the period ended September 30, 2018 the Group has capitalised Rs. 92,641 and amortised Rs. 78,039 There was no impairment loss in relation to the capitalised cost.

Incremental costs of obtaining a contract are recognised as assets and amortized over the contract period. The Group recognises incremental cost of obtaining a contract as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognised is one year or less.

9.	Employee benefits

	September 30, 2018	March 31, 2018
Gratuity payable	103,842	99,120
Compensated absences	46,734	48,360
	150,576	147,480

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Gratuity cost

The components of gratuity cost recognized in the income statement for the quarter and half year ended September 30, 2018 and 2017 consists of the following:

	Quarter ended September 30, 2018	Quarter ended September 30, 2017	Half year ended September 30, 2018	Half year ended September 30, 2017

Service cost	5264	5,187	11,370	10,420
Interest cost	2400	1,879	4,732	3,707
Interest income	(595)	(354)	(1,173)	(699)
Net gratuity costs recognized in statement of income	7,069	6,712	14,929	13,428

Details of employee benefit obligation and plan asset are as follows:

	September 30, 2018	March 31, 2018
Present value of projected benefit obligation at the end of half year/ year	129,982	131,687
Funded status of the plans	(26,140)	(32,567)
Recognized (asset) / liability	103,842	99,120

The following table set out the status of the gratuity plan:

Change in defined benefit obligation	September 30, 2018	March 31, 2018
Projected benefit obligation at the beginning of half year/ year	131,687	109,826
Service cost	11,370	29,577
Interest cost	4,732	7,518
Remeasurements - Actuarial (gain) / loss	(11,172)	(6,872)
Benefits paid	(6,636)	(8,362)
Projected benefit obligation at the end of half year/ year	129,981	131,687

Change in plan assets	September 30, 2018	March 31, 2018
Fair value of plan assets at the beginning of the period	32,567	20,712
Interest income	1,173	1,418
Remeasurements – return on plan assets excluding amounts included in interest income	(964)	(1,493)
Employer contributions	-	20,292
Benefits paid	(6,636)	(8,362)
Fair value of plan assets at the end of the period	26,140	32,567

Actuarial Assumptions at reporting date:

	As at September 30, 2018	As at March 31, 2018
Discount rate	8.10% P.a	7.30% P.a
Long-term rate of compensation increase	7.00% P.a	7.00% P.a
Expected long term rate of return on plan assets	7.00% P.a	7.00% P.a
Average future working life time	4.38 years	4.38 years

The Group assesses these assumptions with the projected long-term plans of growth and prevalent industry standards.

Remeasurement of defined benefit plans recognised in other comprehensive income

The amount gains and losses on remeasurement of defined benefit plans recognized directly in other comprehensive income for the half year ended September 30, 2018 and 2017 are as follows:

	Half year ended September 30, 2018	Half year ended September 30, 2017
Gain or (loss) on remeasurement of defined benefit plans	10,208	3,716
	10,208	3,716

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Historical information

	Half year ended September 30, 2018	Half year ended September 30, 2017
Experience adjustment on plan liabilities - (loss)/gain	4,840	(1,098)
Impact of change in assumptions on plan liabilities - (loss)/gain	6,332	5,544
Experience adjustment on plan assets - (loss)/gain	(964)	(730)
	10,208	3,716

10.	Revenue

	Quarter ended		Half year ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Rendering of services
Service revenue	3,926,466	3,488,563	7,869,155	6,808,495
Installation service revenue	793,905	1,212,772	1,299,915	2,008,855
	4,720,371	4,701,335	9,169,070	8,817,350
Sale of products	788,979	138,570	1,023,078	578,038
Total	5,509,350	4,839,905	10,192,148	9,395,388

Note :1. Revenue disaggregation as per business segment and geography has been included in segment information (See Note 15).

Note :2 Performance obligations and remaining performance obligations

The Group has applied the practical expedient provided in the standard and accordingly not disclosed the remaining performance obligation relating to the contract where the performance obligation is part of a contract that has an original expected duration of one year or less and has also not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date.

The following table provides revenue expected to be recognised in the future related to performance obligation that are unsatisfied (or partially satisfied) at the reporting date.

To be recognised	Rs.
Within one year	1,302,200
One to three years	540,473
Three years or more	101,942

11.	Cost of goods sold and services rendered

Cost of goods sold and services rendered information is presented before any depreciation or amortization that is direct and attributable to revenue sources. The Group’s asset base deployed in the business is not easily split into a component that is directly attributable to a business and a component that is common / indirect to all the businesses. Since a gross profit number without depreciation and amortization does not necessarily meet the objective of such a disclosure, the Group has not disclosed gross profit numbers but disclosed all expenses, direct and indirect, in a homogenous group leading directly from revenue to operating income.

12.	Personnel expenses

	Quarter ended		Half year ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Salaries and wages	679,988	638,704	1,313,388	1,192,689
Contribution to provident fund and other funds	39,400	34,233	75,165	67,334
Staff welfare expenses	5,153	5,160	13,995	11,653
Employee Stock compensation expense	634	3,481	2,283	5,829
	725,175	681,578	1,404,831	1,277,505

Attributable to Cost of goods sold and services rendered	346,500	281,939	643,340	529,480
Attributable to selling, general and administrative expenses	378,675	399,639	761,491	748,025

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13.	Financial income and expense

	Quarter ended		Half year ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Interest income on bank deposits	6,510	6,266	9,157	12,065
Others	2,596	37,070	13,790	51,689
Finance income	9,106	43,336	22,947	63,754
Interest expense on financial lease liabilities	4,805	8,158	8,577	21,449
Bank charges	26,164	19,185	52,548	39,247
Other interest	1,53,756	89,767	270,986	169,189
Finance expense	184,725	117,110	332,111	229,885
Net finance expense recognised in profit or loss	(175,619)	(73,774)	(309,164)	(166,131)

14.	Earnings per share

The calculation of basic earnings per share for the quarter and half year ended September 30, 2018 is based on the earnings attributable to ordinary shareholders:

	Quarter ended		Half year ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Net profit – as reported	252,654	202,632	453,713	376,770

Weighted average number of shares – Basic	150,561,839	150,405,787	150,561,839	150,405,787
Basic earnings per share	1.68	1.35	3.01	2.51

Weighted average number of shares – Diluted	152,582,469	150,416,502	152,582,469	150,405,787
Diluted earnings per share	1.66	1.35	2.97	2.51

Note 1:	During the year ended March 31, 2011, 125,000,000 ordinary shares were issued to the existing promoter group on a private placement basis. As at September 30, 2018, these shares were partly paid up to the extent of ₹ 7.75 (March 31, 2018 : ₹ 7.75) per share.

15.	Segment reporting

The operating segments of the Company are as follows:

Telecom centric services: Domestic data, international data, wholesale voice, Hubbing and network managed services;

Data Center centric IT services

Data Center services:  Co-location services ;

Cloud and managed services: IT infra services, IT transformation services, remote and onsite infrastructure management services and delivery platforms;

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Technology integration services: Data Center build, network integration, information security, end user computing and collaborative tools and solutions;

Applications integration services: Application development and maintenance, application testing, mobility solutions, eLearning, portals, tools, process and automation.

The Chief Operating Decision Maker (“CODM”), i.e., the Board of Directors and the senior management, evaluate the Group’s performance and allocate resources to various strategic business units that are identified based on the products and services that they offer and on the basis of the market served. The measure of profit / loss reviewed by the CODM is “Earnings/loss before interest, taxes, depreciation and amortization” also referred to as “segment operating income / loss”. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment.

Bandwidth costs, which form a significant part of the total expenses, are allocated to Network Services. Manpower costs of Technology resources rendering services to support Infrastructure operations, Managed services and Application services, are allocated to specific operating segments. The Group believes that the resulting allocations are reasonable.

Certain expenses, such as depreciation, technology infrastructure and administrative overheads, which form a significant component of total expenses, are not allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosure of these expenses and, accordingly, they are separately disclosed as “unallocated” and adjusted only against the total income of the Group.

A significant part of the fixed assets used in the Group’s business are not identifiable to any of the reportable segments and can be used interchangeably between segments. As a result, the measures of segment assets and liabilities are not regularly reviewed by the CODM and hence disclosures relating to segment assets and liabilities have not been provided.

The Group’s operating segment information for the quarter ended September 30, 2018 and 2017 and half year ended September 30, 2018 and 2017, are presented below:

Quarter ended September 30, 2018

		Data center-centric IT services
	Telecom- centric Services (A)	Data center Services (i)	Cloud and Managed Services (ii)	Technology Integration Services (iii)	Applications Integration Services (iv)	Total (B)= (i)+(ii)+(iii)+(iv)	Total (C) = (A) + (B)

Segment revenue	2,695,159	785,501	351,342	1,112,376	564,972	2,814,191	5,509,350
Allocated segment expenses	(2,174,797)	(485,223)	(291,826)	(994,157)	(497,219)	(2,268,425)	(4,443,222)
Segment operating income	520,362	300,278	59,516	118,219	67,753	545,766	1,066,128
Unallocated expenses:
Selling, general and administrative expenses							(320,694)
Depreciation and amortization							(383,679)
Other income							66,514
Finance income							9,106
Finance expenses							(184,725)
Profit before tax							252,650
Income tax (expense)/benefit							4
Profit for the period							252,654

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Half year ended September 30, 2018

		Data center-centric IT services
	Telecom- centric Services (A)	Data center Services (i)	Cloud and Managed Services (ii)	Technology Integration Services (iii)	Applications Integration Services (iv)	Total (B)= (i)+(ii)+(iii)+(iv)	Total (C) = (A) + (B)

Segment revenue	5,547,493	1,509,733	673,859	1,544,152	916,911	4,644,655	10,192,148
Allocated segment expenses	(4,204,263)	(936,873)	(553,022)	(1,439,796)	(976,530)	(3,906,221)	(8,110,484)
Segment operating income	1,343,230	572,860	120,837	104,356	(59,619)	738,434	2,081,664
Unallocated expenses:
Selling, general and administrative expenses							(648,440)
Depreciation and amortization							(770,588)
Other income							100,237
Finance income							22,947
Finance expenses							(332,111)
Profit before tax							453,709
Income tax (expense)/benefit							4
Profit for the period							453,713

Quarter ended September 30, 2017

		Data center-centric IT services
	Telecom- centric Services (A)	Data center Services (i)	Cloud and Managed Services (ii)	Technology Integration Services (iii)	Applications Integration Services (iv)	Total (B)= (i)+(ii)+(iii)+(iv)	Total (C) = (A) + (B)

Segment revenue	2,580,468	576,675	198,182	735,297	749,283	2,259,437	4,839,905
Allocated segment expenses	(1,906,360)	(400,236)	(250,826)	(596,331)	(686,643)	(1,934,036)	(3,840,396)
Segment operating income	674,108	176,439	(52,644)	138,966	62,640	325,401	999,509
Unallocated expenses:
Selling, general and administrative expenses							(283,079)
Depreciation and amortization							(524,524)
Other income							84,500
Finance income							43,336
Finance expenses							(117,110)
Profit before tax							202,632
Income tax (expense)/benefit							-
Profit for the period							202,632

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Half year ended September 30, 2017

		Data center-centric IT services
	Telecom- centric Services (A)	Data center Services (i)	Cloud and Managed Services (ii)	Technology Integration Services (iii)	Applications Integration Services (iv)	Total (B)= (i)+(ii)+(iii)+(iv)	Total (C) = (A) + (B)

Segment revenue	4,988,859	1,135,646	462,863	1,559,153	1,248,867	4,406,529	9,395,388
Allocated segment expenses	(3,777,828)	(827,009)	(489,298)	(1,237,370)	(1,063,498)	(3,617,175)	(7,395,003)
Segment operating income	1,211,031	308,637	(26,435)	321,783	185,369	789,354	2,000,385
Unallocated expenses:
Selling, general and administrative expenses							(584,671)
Depreciation and amortization							(985,136)
Other income							112,413
Finance income							63,754
Finance expenses							(229,885)
Profit before tax							376,860
Income tax (expense)/benefit							(90)
Profit for the period							376,770

16.	Capital commitments

Contracts pending to be executed on capital account as at September 30, 2018 amounting to ₹ 900,764 (March 31, 2018 :₹ 1,032,695).

Operating leases: The Group leases office buildings and other equipments under operating lease arrangements that are renewable on a periodic basis at the option of both the lessor and the lessee. The schedule of future minimum rental payments in respect of operating leases is set out below:

Non-cancellable operating lease obligations	Total	Less than 1 Year	1-5 years	More than 5 years
As at September 30, 2018	934,681	112,358	480,937	341,386
As at March 31, 2018	990,859	112,358	491,948	386,553

17.	Legal proceedings

a)	Proceedings before Department of Telecommunications

(i)	License fees

•	On October 12, 2009 [as later clarified by the Department of Telecommunications (‘DOT’)], DOT raised a demand on Sify Technologies for ₹ 14,000 after correcting the arithmetical error in the assessment letter.

•	On February 26, 2010 DOT raised a demand on Sify Communications Ltd (erstwhile subsidiary merged with Sify Technologies Limited) for ₹ 26,000.

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The above demands were made by the DoT on the premise that all amounts of income (whether direct or indirect) including certain items like other income, interest on deposits, gain on foreign exchange fluctuation, profit on sale of assets & provision written back, that have got nothing to do with telecom operations of the Company or arise in connection with the Telecom business of the Company, are to be considered as income for the purpose of calculation of the license fee. The Company has replied suitably on the above demand notice.

On a related matter, the service providers had approached TDSAT (the ‘Tribunal’) on what items of income are liable for calculation of license fee and what all items of income on which license fees are not liable to be paid. The Tribunal by its order dated April 23, 2015 held that revenue from sale of scrap, treasury income etc. are to be included as part of AGR. The Tribunal has also passed an order asking DOT to levy at most nominal amount as token penalty with interest if permissible at the lower rates. The Company had approached Honourable High Court of Madras (Court) in 2013 by filing a writ petition prohibiting Department of Telecommunications (DOT) from levying license fee on non-licensed activities. An interim order was passed by the Court restraining DOT from recovering license fee in respect of non- telecom activities for the writ petition filed in 2013. Also, the Group has received notices for earlier years from DoT claiming Licence fee on the total Income (including income from Non Licensed activities). The Group has replied to these notices stating that licence fees are not payable on income from non-licensed activities. The Group believes that it has adequate legal defences against these notices and that the ultimate outcome of these actions may not have a material adverse effect on the Group's financial position and result of operations.

(ii)	The present licence for ISP under unified license issued by DOT on June 2, 2014 provides for payment of Licence fee on pure Internet services. However, the company through Internet Service Providers Association of India (ISPAI) challenged the said clause before TDSAT. TDSAT passed a stay order on DOT from charging the licence fee on pure Internet services. The Group has appropriately accounted for any adverse effect that may arise in this regard in the books of account.

(b)	The Company is party to additional legal actions arising in the ordinary course of business. Based on the available information as at September 30, 2018, the Company believes that it has adequate legal defences for these actions and that the ultimate outcome of these actions will not have a material adverse effect. However in the event of adverse judgment in all these cases, the maximum financial exposure would be ₹ 91,129 (March 31, 2018: ₹ 91,129).

18.	Related parties

The following is a summary of significant transactions with related parties during the half year ended September 30, 2018 and September 30, 2017:

Transactions	Half year ended September 30, 2018	Half year ended September 30, 2017
Consultancy services received	150	120
Lease rentals paid (See notes below)	2,268	2,880
Dividend paid	151,114	143,280
Amount of outstanding balances
Advance lease rentals and refundable deposits made (See note below)	2,558	2,558
Outstanding balances [(Payables)/receivables]	3,163	(125)

Notes:

•	During the year 2011 -12, the Company had entered into a lease agreement with M/s Raju Vegesna Infotech and Industries Private Limited, the holding Company, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 75 (Rupees Seventy Five Thousand Only) per month. Subsequently, the Company entered into an amendment agreement with effect from April 1, 2013, providing for automatic renewal for a further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years.

•	During the year 2011 - 12, the Company had also entered into a lease agreement with M/s Raju Vegesna Developers Private Limited, a Company in which Mr Ananda Raju Vegesna, Executive Director of the Company and Mr Raju Vegesna, Chairman and Managing director of the Company exercise significant influence, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 30 (Rupees Thirty Thousand Only) per month. The agreement provides for the automatic renewal for further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years.

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•	During the year 2010-11, the Company had entered into a lease agreement with Ms Radhika Vegesna, daughter of Mr Ananda Raju Vegesna, Executive Director of the company, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of ₹294 (Rupees Two Ninety Four Thousand Only) per month and payment of refundable security deposit of ₹2,558. This arrangement will automatically be renewed for a further period of two blocks of three years with all the terms remaining unchanged.

19.	Financial Instruments

Financial instruments by category:

The carrying value and fair value of financial instruments by each category as at September 30, 2018 were as follows:

Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	6	1,465,749	-	-	1,465,749	1,465,749
Other assets		339,531	-	-	339,531	339,531
Trade receivables	8	9,992,159	-	-	9,992,159	9,992,159
Other receivables		84,556	-	-	84,556	84,556
Other investments		160,620	-	1,710	162,330	162,330
Liabilities
Bank overdraft	6	2,331,184	-	-	2,331,184	2,331,184
Finance lease liabilities		142,552	-	-	142,552	142,552
Other liabilities		210,838	-	-	210,838	210,838
Borrowings from banks		2,280,263	-	-	2,280,263	2,280,263
Borrowings from others		1,853,941	-	-	1,853,941	1,853,941
Trade and other payables		7,606,718	-	-	7,606,718	7,606,718
Derivative financial liabilities		-	12,019	-	12,019	12,019

The carrying value and fair value of financial instruments by each category as at March 31, 2018 were as follows:

Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	6	2,288,121	-	-	2,288,121	2,288,121
Other assets		360,378	-	-	360,378	360,378
Trade receivables	8	8,820,579	-	-	8,820,579	8,820,579
Other receivables		48,141	-	-	48,141	48,141
Other investments		144,008	-	1,710	145,718	145,718
Liabilities
Bank overdraft	6	2,121,537	-	-	2,121,537	2,121,537
Finance lease liabilities		185,965	-	-	185,965	185,965
Other liabilities		207,046	-	-	207,046	207,046
Borrowings from banks		2,021,228	-	-	2,021,228	2,021,228
Borrowings from others		1,464,637	-	-	1,464,637	1,464,637
Trade and other payables		6,779,018	-	-	6,779,018	6,779,018
Derivative financial liabilities		-	1,729	-	1,729	1,729

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Fair value measurements:

The details of assets and liabilities that are measured on fair value on recurring basis are given below:

	Fair value as at September 30, 2018			Fair value as at March 31, 2018
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Derivative financial assets	-	-	-	-	-	-
Liabilities
Derivative financial liabilities – loss on outstanding forward/options contracts	-	-	-	-	-	-
Derivative financial liabilities - loss on outstanding cross currency swaps	-	-	-	-	-	-
Derivative financial liabilities - loss on outstanding interest rate swaps	-	-	12,019	-	-	1,729

•	Level 1 – unadjusted quoted prices in active markets for identical assets and liabilities.
•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
•	Level 3 – unobservable inputs for the asset or liability
o	Loss on cross currency swaps are valued using present value of cash flows from the swap contract estimated using swap rates calculated from respective countries’ yield curves.

20.	Financial Risk Management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board of Directors have established a risk management policy to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management systems are reviewed periodically to reflect changes in market conditions and the Group’s activities. The Group Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the risk management framework. The Group Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

Credit risk: Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s trade receivables, treasury operations and other activities that are in the nature of leases.

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Trade and other receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. Management considers that the demographics of the Group’s customer base, including the default risk of the industry and country in which customers operate, has less of an influence on credit risk. The Group is not exposed to concentration of credit risk to any one single customer since the services are provided to and products are sold to customers who are spread over a vast spectrum. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the credit worthiness of the customers to which the Company grants credit terms in the normal course of the business.

Cash and cash equivalents and other investments

In the area of treasury operations, the Group is presently exposed to counter-party risks relating to short term and medium term deposits placed with public-sector banks, and also to investments made in mutual funds.

Guarantees

The Group’s policy is to provide financial guarantees only to subsidiaries.

The Chief Financial Officer is responsible for monitoring the counterparty credit risk, and has been vested with the authority to seek Board’s approval to hedge such risks in case of need.

Liquidity risks: Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Typically the Group ensures that it has sufficient cash on demand to meet expected operational expenses, servicing of financial obligations. In addition, the Group has concluded arrangements with well reputed Banks, and has unused lines of credit that could be drawn upon should there be a need. The Company is also in the process of negotiating additional facilities with Banks for funding its requirements.

Market risk: Market risk is the risk of loss of future earnings or fair values or future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables. The Group is exposed to market risk primarily related to foreign exchange rate risk (currency risk), interest rate risk and the market value of its investments. Thus the Group’s exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

Currency risk: The Group’s exposure in USD, Euro and other foreign currency denominated transactions gives rise to Exchange Rate fluctuation risk. Group’s policy in this regard incorporates:

•	Forecasting inflows and outflows denominated in US$ for a twelve-month period
•	Estimating the net-exposure in foreign currency, in terms of timing and amount
•	Determining the extent to which exposure should be protected through one or more risk-mitigating instruments to maintain the permissible limits of uncovered exposures.
•	Carrying out a variance analysis between estimate and actual on an ongoing basis, and taking stop-loss action when the adverse movements breaches the 5% barrier of deviation, subject to review by Audit Committee.

21.	Issue of shares on a private placement basis to the existing promoter group

On August 4, 2010, the Board of Directors of the company approved the issuance, in a private placement, of upto an aggregate of 125,000,000 of the company’s equity shares, par value Rs.10 per share (“Equity shares”) at a discount compared to market value of, for an aggregate purchase price of ₹ 4,000,000, to a group of investors affiliated with the company’s promoter group, including entities affiliated with Mr Raju Vegesna, the company’s Chief Executive Officer and Managing Director and Mr Ananda Raju Vegesna, Executive Director and brother of Mr Raju Vegesna (the “Offering”). The company’s shareholders approved the terms of the Offering at the Company’s Annual General Meeting held on September 27, 2010.

On October 22 2010, the company entered into a Subscription Agreement with Mr Ananda Raju Vegesna, acting as representative (the “Representative”) of the purchasers in connection with the Offering. In pursuance of the Agreement, the company issued and allotted 125,000,000 equity shares to M/s Raju Vegesna Infotech and Industries Private Limited (“RVIIPL”), a promoter group company. In accordance with Indian law, the purchase price is to be paid at such time as determined by Board of Directors of the company.

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On August 14, 2011, the company received a letter from RVIIPL expressing its intention to transfer the above partly paid shares to its wholly owned subsidiary M/s Ramanand Core Investment Company Private limited (“RCICPL”). The company, on August 26, 2011, registered such transfer of partly paid shares in the name of RCICPL.

On September 7, 2011, the parties entered into an amendment to the Subscription Agreement (the “Amendment”) extending the validity of the agreement period to September 26, 2013. This Amendment provides the Board of Directors of the Company with additional time to call upon the purchasers to pay the balance money, in accordance with the terms of the Subscription Agreement.

As at September 30, 2018, these shares were partly paid to the extent of ₹ 7.75 per share. Until the full purchase price is paid by the purchasers, the company retains a lien on the equity shares purchased in connection with the Offering. As at September 30, 2018, entities affiliated with our CEO, Chairman and Managing Director, Raju Vegesna, beneficially owned approximately 86.10% of our outstanding equity shares, which includes the 125,000,000 shares (partly paid with proportionate voting rights) issued in connection with the above Offering.

22.	Subsequent events

Call money on shares issued to the existing promoter group

Out of the uncalled share capital of ₹ 900,000, the Board of Directors has made a call amounting to ₹ 300,000 at their meeting held on October 22, 2018 and the said amount will be received by the Company by November 2018. The balance of the proceeds from the allotment of the equity shares to our existing promoter group, of ₹ 600,000, will take place in tranches as per the amended subscription agreement.

23.	Group entities

The following are the entities that comprise the Group as at September 30, 2018 and March 31, 2018:

Particulars	Country of incorporation	% of Ownership interest
Significant subsidiaries		September 30, 2018	March 31, 2018
Sify Technologies (Singapore) Pte. Ltd	Singapore	100	100
Sify Technologies North America Corporation	USA	100	100
Sify Data and Managed Services Limited	India	100	100
Sify Infinit Spaces Limited	India	100	100

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Item 2. Information on the Company

Sify Business Model

Drawing from the Company’s vision statement, we endeavour to provide the entire eco-system of ICT services. In doing so, we have to accede to the demands of both the traditional Telecom and IT services markets.

The first few years of growth of the IT and Telecom industries were driven primarily in garnering maximum market share and an enviable roster of blue chip clients. With changing dynamics and demands of the market, the two industries have to find a middle ground to retain and expand the market. It was the time of convergence and the perfect fertile ground for our services.

Until 2012, our primary strategy was to invest in infrastructure and being ready before the market cycle demanded our services. Once we attained critical mass, we shifted focus to packaging our products and practices as tangible offerings to the market.

In Sify 3.0, we have restructured our business segments into 5 distinct lines of business namely:

a)	Telecom services

Having invested heavily in building among India’s best last mile network services, it was time to scale the utilization through cross alignment with traditional telecom players who were looking to expand our markets to Tier II and Tier III cities and towns and also to IT players who wished to leverage the cost benefits of relocating to Tier II towns.

We do this by leveraging our state-of-the art last mile wireless connectivity and the dense spread of network. Enterprise customers who seek to utilise the network have the choice of being connected to the Data Center, of their choice or any one of our Data Centers. Today, this multi-mode, multi-mesh network connects 45 of India’s Data Centers; a fact that endorses the quality of our offering and our network presence

Our network, reaches over 1,600 cities and towns with more than 3000 Points of Presence and 100,000 links, thus making us the largest MPLS network in India.

b)	Data Center services

Right from our first Data Center at Vashi, Mumbai in 2000, we have invested in the top of the line technologies across all our networks with every new data center taking the game forward. The Sify SDA (Sify Data Center Architecture) 4.0 is an IP that has found acceptance in the several Data Centers that we have built for our customers.

These DCs also offer a multitude of Value Added services over the traditional notion of basic collocation and Opex driven storage solutions. With approximately 0.2 million square feet coverage today including the new Data Centers, we are among the largest to offer Data Center space in the market

c)	Cloud and Managed services

The last few years saw the emergence of Cloud or virtual storage as a tangible product offering. Several emerging enterprises saw the benefits of buying-space-as-you-go as against investing in Capex loaded infrastructure. The advent of this business was the quality of high class networks and promise to remotely store your data immaterial of where it was connected from and plugging into it when the enterprises chose to. This eliminated the need for cumbersome server monitoring and the associated cost of ownership.

In order to offer the best-of-breed services, we chose to tie up with the leaders in the business like Hp and VMware. Our hosting services are also SAP Gold certified giving the much needed SLAs (Service Level Agreements) to our customers about the level of our offerings.

d)	Technology Integration services

The nearly two decades spent maturing into India’s premier ICT player has led to building an enviable knowledge bank of integrating, monitoring, maintaining and upgrading every facet of service as demanded by a quickly converging market.

Sify offers turnkey solutions to clients who are new to both technology and technology refreshes. We do this by leveraging our homegrown expertise in design, implementation and maintenance to deliver end-to-end managed IT services across datacenter, network and security.

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As described, this business takes the knowledge developed from building Network architecture, Unified Communication and Unified Access, Collaborative tools, Data Center build, Virtualization, LAN and WAN Architecture and End Point Security and offers them as a complete solution package to customers.

This business is also responsible for Sify bringing in some of the biggest deals of the year, for grounds-up technology refresh for some of India’s biggest private and Government clients.

e) Applications Integration services

As with every industry major who chose to offer IT and Managed services, Applications were also demanded by several of our clients. While we chose not to be a core Software player, we do enable the integration of multiple technologies and platforms and the cross breeding of existing ones.

This way, the clients can slowly transition the maturity cycle with their existing application before switching over to newer ones. That said on our services, some of our home grown applications, like Forum and iTest have found favour with a large number of our clientele.

We are looking to strengthen our bouquet of offerings in the years to come.

Strategy

Our vision statement is explicit on our strategy.

We are building a world in which our converged ICT eco-system and our bring-it-on attitude will be the competitive advantage to our customers.

To build a converged ICT eco-system calls for a multidisciplinary approach. While maintaining the tempo of investment in infrastructure, we will, in parallel, strengthen our current offerings of services. The description below provides an explanation on this approach.

•         Cover more of the country with our network, increase the bandwidth support and drive more customer usage. Our network is based on Internet Protocol, or IP, and we are the first Indian service provider to have made our network Multi-Protocol Label Switching (MPLS) compliant. We are also the first IPv6 ready network having laid it down as early as 2000. In the fiscal year 2013-14, we implemented the proprietary CloudCover to connect Data Centers across India with a multi-mode, multi-mesh network. This builds redundancy at multiple levels across the network. This network connects 45 of India’s Data Centers including 6 of our own. To ensure undisrupted high quality service and to achieve cost efficiencies, we have invested in a under sea cable consortium. The capacity went live during the Q1 of 2012-13. We have also leased intercity links from multiple suppliers including BSNL, Bharti, TATA, Railtel and Power Grid Corporation, such that each one of our nodes is accessible from at least two other nodes, if not by two long distance operators. We believe that as the size and capacity of our network infrastructure grows, its structure and national coverage will create economies of scale. Being vendor neutral, we are able to procure bandwidth in a cost effective manner.

•         Increase penetration in our existing markets by expanding awareness of the “Sify” brand name to capitalize on our first mover advantage in India. Over time, Sify as a brand has expanded its offerings from the retail broadband segment to the enterprise buyer in India. But as with every brand’s birth, our first offerings gave us the identity as India’s most aggressive internet player. We built on those strengths and with time, have built a complete ecosystem of enterprise offerings.

•         Create pull with newer more efficient technology and hence draw more customers into the Sify fold. In order to transition to being an enterprise player, we began by expanding our bouquet of services in line with market demand. A nascent retail broadband gave rise to data storage and hence our first Data Center was born; at Vashi Mumbai in 2000. As a brand, we have consciously aligned with the best-of-breed technology and benchmarks. Hence, right from our first Data Center, all our subsequent ones were also concurrently maintainable. Our managed services bouquet has been a mix of home grown applications and offerings through tie ups with industry leaders like Hp, VMware, Akamai, SAP etc.

•         Expand the bouquet of services and cater to an audience that does not mind paying a premium and hence realise better margins. As competition heats up in the IT and Telecom sector, there will be a squeeze on our margins for the traditional offerings. Hence it is imperative to create a segment of premium paying customers who see value in the differential on their services. We will also continuously expand our service offerings and expand into a broader geographical domain. We actively spread to Tier II and III cities much before we had customers there. This helped us to demonstrate a robust working model of our services in geographically challenged places as and when the demand arose.

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•         Expand our customer distribution channels through strategic alliances to take advantage of the sales and marketing capabilities of our strategic partners. Each of our business delivers a certain level of legitimacy when aligned with the industry leaders. Most MNCs see this as a comfort factor and a reassurance of global standards that they have enjoyed. So, whether it is Telecom business aligning with international carriers, our DC business being concurrently maintainable and assured by the best of the global standards, our Managed services having tied up with leaders like HP, VMware, SAP, Hitachi etc. or Applications Integration services or our content delivery assurance with Akamai under our technology integration services ambit, the assurance is the same; global standards, local deliverance. On the delivery front, this doubles our marketing strength while allowing for a cross selling of products and services to both the partner’s audiences.

•         Pursue selective strategic investments, alliances and acquisitions to expand our customer base, increase utilization of our network and add new technologies to our service mix. India's financial nerve center, Mumbai has long been a focus of our expansion plans given the concentration of enterprise players. That, along with a stable administration and power supply, well developed suburbs, and a native market was responsible for us launching our 6th DC at Rabale, near Navi Mumbai. All along, we have invested ahead of the demand curve across all our services. That said, the focus has also been to add value by partnering with the best of breed technology companies. Towards that, our hosting services are now SAP certified giving us the incentive/fillip to pitch it to discerning enterprise customers. Content delivery for enterprise customers was underlined with our partnership with the world leaders, Akamai. We will continue to pursue opportunities to grow both organically and inorganically, in our endeavor to spread into newer geographies.

•         Expand into international markets for providing managed network services. We are now at a crucial phase in our growth. Over the years, we have built a substantial knowledge house of services and they are ready to be delivered to clients beyond India’s borders. We are actively pursuing an agenda of tying up with international IT majors and taking these strengths to customer worldwide, starting with North America. Our in-house IP services like eLearning are already being offered to multiple geographies in the US and Europe.

Service Offerings

Telecom Service . These primarily consist of network service which addresses the domestic connectivity needs of Indian enterprises and international inward and outward connectivity needs of international enterprises. We do this by leveraging our national Tier 1 IPv6 network infrastructure. The services include a comprehensive range of Internet protocol based Virtual Private Network, offerings, including intranets, extranets and remote access applications to both small and large corporate customers. There is a strong focus on industry verticals such as IT/ITES (IT enabled services), banking and financial services industry (BFSI), Government, manufacturing, pharmaceutical and FMCG. We were one of the first service providers in India to provide MPLS-enabled IPVPN’s on our entire network. We have entered into a strategic partnership with leading Telcos for providing last mile connectivity to customers. Our entire network is MPLS enabled with built in redundancy with world class design and service standards. We have built a stack of managed services for our network customers, like managed WLAN, managed DDoS and security solutions. We have built a carrier neutral internet exchange in India in partnership with Amsterdam Internet Exchange.

Our cable landing station and our investment in a submarine cable consortium are our other assets that we extend to our International partners for their international inward and outward connectivity needs. Our cable landing station currently lands 2 major submarine cables; namely Gulf Bridge International (GBI) and the Middle Eastern and North African cable (MENA).

Our connectivity clients can pick from a range of services; namely the following.

•	SecureConnect (TM) is our comprehensive offering of secure, reliable and scalable IPVPN solutions that meet both mission- critical data networking and converged voice, video and data connectivity needs. It offers a variety of intranet and extranet configurations for connecting offices, remote sites, traveling employees and business partners, whether in India or abroad. Our platform of services includes:

•	SiteConnect (TM) which offers site-to-site managed MPLS-enabled IPVPN solutions for securely connecting regional and large branch offices within India to the corporate Intranet.

•	GlobalSite Connect (TM) , an international site-to-site managed MPLS-enabled IPVPN solution, is used for securely connecting international branch offices to the corporate offices. It provides connectivity anywhere in the world through Sify’s alliances and partnerships with global overseas service providers such as Level 3, KDDI, and PCCW Global to name a few.

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•	ExpressConnect (TM) , which offers a premium range of high-performance Internet bandwidth solutions for connecting regional offices, branch offices and remote locations to the corporate network. These solutions complement our SiteConnect range of MPLS enabled IPVPN solutions, provide high-speed bandwidth in those situations where basic connectivity and cost are the top concerns.

•	RoamConnect (TM) is our national and international remote access VPN, which is used for securely connecting employees, while they are traveling, to the corporate intranet. Roam Connect features “single number access” to SifyNet from anywhere in the country and provides access from anywhere in the world through Sify’s alliances with overseas service providers.

•	PartnerConnect (TM) is our remote access VPN offering, for providing secure and restricted dial-up access to business partners such as dealers, distributors and suppliers to the corporate extranet.

•	CleanConnect(TM) which provides managed and secured internet connectivity to customers.

•	Managed DDoS which offers protection from DDoS attack to corporate customers.

•	Managed WLAN provides managed Wi-Fi solutions offering connect devices to the network of the customer and the internet at customer locations.

Data Center services . We operate 6 Data Centers of which three are located in Mumbai (Bombay), one each at Noida (Uttar Pradesh), Chennai (Madras) and Bengaluru, which are designed to act as reliable, secure and scalable facilities to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks, and even rent ‘secure cages’ at the hosting facility as per their application requirements. We also offer a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration and network configuration.

Cloud and managed services.  Our on-demand hosting (cloud) services offers end-customers with the best in class solutions to enterprises. We have joined the global program of two world majors and offer their suite of on-demand cloud services giving them the option to “rent” software licenses on a monthly “pay as you go” basis. This model is aimed at helping Indian companies, both large and small, to safely tap computing capacity inside and outside their firewalls to help ensure quality of service for any application they want to run..

Our remote and onsite infrastructure Management services provides continuous proactive management and support of customer operating systems, applications and database layers through deploying specialized monitoring tools and infrastructure experts to ensure that our customers’ infrastructure is performing optimally.

Our innovative SLA driven utility-based On-Demand storage service manages the complete lifecycle of enterprise information, from its inception to its final disposal. The fully managed, utility based, On-Demand, scalable storage platform is powered by global major in Data Systems. Sify's On-Demand storage service reduces the complexities of deploying and managing multiple storage tiers, and lowers operational costs by automating management with flexible need based pricing.

Technology Integration services:   Our myriad mix of solutions gives us the scope to band and extend any or all of these services in multiple formats and scales for client who wish to rest their entire infrastructure with us. Clients get the benefit of our accumulated knowledge base and technical expertise across all points of the ICT spectrum. In terms of cost, these translate into better cost efficiencies. In terms of monitoring, the client interacts with a singular service provider saving them both implementation and documentation efforts.

Our suite of conferencing tools consist of audio and video solutions; most differentiating among being that the video solution in partnership with a world leader, does not require a room conferencing solution thereby arming the modern enterprise with real time data straight from the markets.

Applications Integration services: Our range of web-applications include sales force automation, supply chain management, intranet and extranets, workflow engine and knowledge management systems.

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Our Applications Integration services operates two of India’s biggest online portals, www.sify.com and www.samachar.com, that function as principal entry points and gateway for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide.

Sify.com provides a gateway to the Internet by offering communication and search tools such as email, chat, travel, online portfolio management and channels for personal finance, astrology, lifestyle, shopping, movies, sports and news.

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The finance channel of Sify  http://sify.com/finance/  covers the entire spectrum of equity markets, business news, insurance, mutual funds, loans, SME news and a host of paid and free financial services.

•	The sports channel http://sify.com/sports/ covers the entire gamut of Indian and international sports with special focus on cricket.

•	The food channel www.bawarchi.com focuses on Indian recipes and cooking and is especially popular among non-resident Indians (NRIs) audiences with over 90% of its content being user generated

•	Our NRI news portal, www.samachar.com focuses on Indian news and allows NRIs to stay connected to India by aggregating news from across all popular newspapers and other news portals. This portal provides a range of news in English and five Indian languages. Apart from Samachar we have another India targeted news channel http://sify.com/news which offers national and international general, political and offbeat news.

•	Movies channel on Sify http://sify.com/movies is one of the key channels which offer updates from Bollywood/ Hollywood and all regional film industries. The content includes movie reviews, industry news, video galleries, photo galleries, downloads (photos) etc.

•	Games channel of Sify http://games.sify.com offers multiple scoring and non scoring games. Games include cricketing games, racing games, football specific games.

We offer value-added services to organizations such as website design, development, content management, Online assessment tools, search engine optimization, including domain name management, secure socket layer (SSL) certificate for websites, digital certification services and server space in required operating system and database. We provide state of the art messaging and collaboration services and solutions such as e-mail servers, LAN mail solutions, anti-spam appliances, bulk mail services, instant messaging, and also offer solutions and services to enable data & access security over the Internet. We also provide infrastructure-based services on demand, including on-line testing engine and network management. On-line testing services include test management software, required servers and proctored examination facilities at Sify’s franchisee points. On-line exam engine offered allows a secure and flexible way of conducting examinations involving a wide range of question patterns.

Corporate Customers

Our base of corporate customers spread across information technology enabled services (ITES), banking financial services and Insurance (BFSI), publishing, retail, pharmaceuticals and manufacturing. The reorganisation of our business has helped us expand our customer base to over 8,500 customers to date. This is not inclusive of customers who have brought piece-meal services from us. A good number of these customers have matured from our initial set of offerings like Network and Data center services. With the launch of our cable landing station, we are able to cater to international carriers as well as domestic voice and data players. Our alliance with world leaders across our other services is giving us the opportunity to extend our services to customers of our alliance partners.

The Company does not currently anticipate that it will serve markets in, or have any contacts with, Sudan, Iran or Syria, or any other countries which are designated as state sponsors of terrorism by the U.S. Department of State. As of the date of this Report, the Company has not provided into Iran, Sudan, or Syria, or any other countries which are designated as state sponsors of terrorism by the U.S. Department of State directly or indirectly, any products, equipment, software, technology, information or support, and has no agreements, arrangements, or other contacts with the governments of those countries or entities they control.

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Customer Service and Technical Support

The implementation of the single UAN for all enterprise customers across India has centralised all customer enquiries to one point, thus enabling us to pour resources and efforts into a single minded endeavour. We support both telephonic and email interactions from our clients and support for enterprise services is 24x7.

Sales and Marketing

From a business standpoint, we have 5 different lines of business. But on the sales front, the entire team is trained to upsell and cross sell across the entire bandwidth of services. We believe this is essential and imperative given the space for bundling of our services. The 471 person sales team caters to the demand of enterprises and the growing SMB market.

Technology and Network Infrastructure

Geographic coverage: Our network today reaches more than 1,600 towns and cities and between them have more than 100,000 links. This network is completely owned giving us complete control on the technology, traffic and speed over them. These points of presence, or primary nodes, reside at the core of a larger Internet protocol network with a star and meshed topology architecture thereby building in redundancy at every point and translating into minimum or no downtime for customers.

Today we offer the following services to our enterprise and consumer customers using our network.

•	Internet access services,
•	IP/ MPLS virtual private networks,
•	Internet based voice services

Each point of presence contains data communications equipment housed in a secure facility owned, leased or operated on an infrastructure co-location basis by our Company. The last mile connecting to the customer can be a leased line, ISDN or point-to-multipoint radio link which we have licensed from the Wireless Planning Commission. We also use certain frequency radios, which do not require an operating license, in some locations. Our larger corporate customers access the point of presence directly through leased lines or wireless links.

Network Architecture : We ensure network reliability through several methods and have invested in proven technologies. We use routers to route traffic between nodes interconnected using a high speed interface. Most of our applications and network verification servers are manufactured by IBM, Sun and Hewlett-Packard.

The primary nodes on the backbone network are connected by multiple high-speed fiber optic lines that we lease from long distance operators. The secondary nodes are connected by lower speed leased lines. A number of nodes are accessible from at least two other nodes, if not, by two long distance operators, allowing us to reroute traffic in the event of failure on one route. We reduce our exposure to failures on the local loop by usually locating our points of presence within range of service providers switching equipment and purchasing connectivity from multiple providers. To further maximize our network uptime, we are almost completely connected on fiber optic cables to the switching points of our service providers from our POPs.

In addition to a fundamental emphasis on reliability and security, our network design philosophy has focused on compatibility, interoperability, scalability and quality of service. We use Internet protocol with Multi Protocol Label Switching, or MPLS, to transmit data, thus ensuring that our network is completely interoperable with other networks and systems and that we may port any application onto our network. The modular design of our network is fully scalable, allowing us to expand without changing the network design or architecture.

Network Operations Center: We maintain a network operation center located in Chennai (Madras) and a backup facility in Mumbai (Bombay). The Chennai facility houses our central network servers as well as our network staff who monitors network traffic, service quality and equipment at all our points of presence to ensure a reliable Internet service. These operation centers are staffed 24-hours-a-day, seven-days-a-week. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability.

Data Center Infrastructure. We operate six Internet Data Centers, three in Mumbai, one each at Chennai and Bangalore and the latest one at Noida near Delhi. We offer managed hosting, security and infrastructure management services from these facilities. These data centers are completely integrated with our IP / MPLS network which provides seamless connectivity for our customers from their premise to their applications hosted in the Data Centers. The Data Centers conform to the concurrently maintainable standards to cater to the security consideration of our customer servers. We intend to invest in additional Data Centers, and are currently building a world class data center at Hyderabad.

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Competition

Given our wide spread of services, our competition is also long and varied. As the markets in India for corporate network/data services, Internet access services and online content develop and expand, we will continue to see the entry of newer competitors and those with deeper pockets.

Individually, we will see competition intensify from established players like Reliance, TATA Communications and Bharti for telecom services, Ctrl S, Reliance and Net Magic for Data Centers, proprietary leaders like IBM and localized players like Ramco for Cloud services, traditional software majors like Infosys, HP, Wipro and TCS for Applications Integration services and large entities like Reliance and TCS for our Technology Integration services.

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Item 3. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion of the financial condition and results of operations of our Company should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements and the related condensed notes included elsewhere in this report and the audited financial statements and the related notes contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2018. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see the section in our Annual report captioned “Risk Factors.”

Overview

Sify is among the largest integrated ICT solutions and services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common data network infrastructure reaching more than 1600 cities and towns in India. This telecom network today connects 45 client Data Centers across India, including Sify’s own 6 Data Centers across the cities of Chennai, Mumbai, Delhi and Bengaluru.

Sify is ISO 9001:2008 certified for enterprise sales, provisioning, support and customer relationship management of ICT solutions and services including VPN, network, voice, Data Center hosting, integration services, security services and managed services. Sify has been certified in SSAE16 - SOC2 Type II for Cloud Infrastructure. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP backhaul for international carriers. With the Sify cable landing station and partnerships with submarine cable companies globally, Sify is present in almost all the spheres of the ICT eco system.

The company has an expanding base of managed services customers, both in India and overseas, and is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. Sify develops applications and offers services to improve business efficiencies of its current and prospective client bases. Sify also offers services in the specialized domains of eLearning, both in India and globally. The business also operates two of the most popular Internet portals in India, Sify.com and Samachar.com.

a)	Telecom services

These primarily consist of network service which addresses the domestic connectivity needs of Indian enterprises and international inward and outward connectivity needs of international enterprises. We do this by leveraging our national Tier 1 IPv6 network infrastructure. The services include a comprehensive range of Internet protocol based Virtual Private Network, offerings, including intranets, extranets and remote access applications to both small and large corporate customers. There is a strong focus on industry verticals such as IT/ITES (IT enabled services), banking and financial services industry (BFSI), Government, manufacturing, pharmaceutical and FMCG. We were one of the first service providers in India to provide MPLS-enabled IPVPN’s on our entire network. We have entered into a strategic partnership with leading Telcos for providing last mile connectivity to customers. Our entire network is MPLS enabled with built in redundancy with world class design and service standards. We have built a stack of managed services for our network customers, like managed WLAN, managed DDoS and security solutions. We have built a carrier neutral internet exchange in India in partnership with Amsterdam Internet Exchange.

Our cable landing station and our investment in submarine cable consortium are our other assets that we extend to our International partners for their international inward and outward connectivity needs. Our cable landing station currently lands 2 major submarine cables; namely Gulf Bridge International (GBI) and the Middle Eastern and North African cable (MENA).

b)	Data Center services

We operate 6 Data Centers of which three are located in Mumbai (Bombay) and one each at Noida (UP), Chennai (Madras) and Bengaluru, which are designed to act as reliable, secure and scalable facilities to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks, and even rent ‘secure cages’ at the hosting facility as per their application requirements. We also offer a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration and network configuration.

c)	Cloud and managed services

Our on-demand hosting (cloud) services offers end-customers with the best in class solutions to enterprises. We have joined the global program of two world majors and offer their suite of on-demand cloud services giving them the option to “rent” software licenses on a monthly “pay as you go” basis. This model is aimed at helping Indian companies, both large and small, to safely tap computing capacity inside and outside their firewalls to help ensure quality of service for any application they want to run.

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Our remote and onsite infrastructure managed services provides continuous proactive management and support of customer operating systems, applications and database layers through deploying specialized monitoring tools and infrastructure experts to ensure that our customers’ infrastructure is performing optimally.

Our innovative SLA driven utility-based On-Demand storage service manages the complete lifecycle of enterprise information, from its inception to its final disposal. The fully managed, utility based, On-Demand, scalable storage platform is powered by global major in Data Systems. Sify's On-Demand storage service reduces the complexities of deploying and managing multiple storage tiers, and lowers operational costs by automating management with flexible need based pricing.

d)	Technology Integration services

Our mix of solutions give us the scope to band and extend any or all of these services in multiple formats and scales for client who wish to rest their entire infrastructure with us. Clients get the benefit of our accumulated knowledge base and technical expertise across all points of the ICT spectrum. In terms of cost, these translate into better cost efficiencies. In terms of monitoring, the client need to interact with a singular service provider saving them both implementation and documentation efforts.

e)	Applications Integration services

Our range of web-applications includes sales force automation, supply chain management, intranet and extranets, workflow engine and knowledge management systems and from practices of Industry standard applications like SAP, Oracle and Microsoft.

Our applications integration services operates two of India’s biggest online portals,  www.sify.com and www.samachar.com, that function as principal entry points and gateway for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide and launched the services on mobile applications.

Sify.com provides a gateway to the Internet by offering communication and search tools such as email, chat, travel, online portfolio management and channels for personal finance, astrology, lifestyle, shopping, movies, sports and news.

We offer value-added services to organizations such as website design, development, content management, Online assessment tools, search engine optimization, including domain name management, secure socket layer (SSL) certificate for websites, and server space in required operating system and database. We provide state of the art messaging and collaboration services and solutions such as e-mail servers, LAN mail solutions, anti-spam appliances, bulk mail services, instant messaging, and also offer solutions and services to enable data and access security over the Internet. We also provide infrastructure-based services on demand, including on-line testing engine and network management, Digital certification services, On-line testing services include test management software, required servers and proctored examination facilities at Sify’s franchisee points. On-line exam engine offered allows a secure and flexible way of conducting examinations involving a wide range of question patterns.

Revenue

Telecom services

These primarily include revenue from connectivity services, NLD/ILD services and to a lesser extent, revenues from the installation of the connectivity link. In certain cases, these elements are sold as a package consisting of all or some of the elements. We sell hardware and software purchased from third party vendors to our high value corporate clients. Our connectivity services include IPVPN services, Internet connectivity and last mile connectivity (predominantly through wireless). We provide these services for a fixed period of time at a fixed rate regardless of usage, with the rate for the services determined based on the type of service and capacity provided, scope of the engagement and the Service Level Agreement, or SLA. We provide NLD (National Long Distance) and ILD (International Long Distance) services and carry voice traffic for Inter-connect Operators. Revenue is recognized based upon metered call units of voice traffic terminated on our network. The Company offers retail voice services in partnership with Skype Communications, S.a.r.l. This service comprises sale of voice credits and subscriptions.

Data Center services

Revenue from Data Center services include revenue from co-location of space, racks, caged racks and on usage of power from large contracts. The contracts are mainly fixed rate for a period of time based on the space or the racks used and usage revenue is based on consumption of power on large contracts.

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Cloud and managed services

Revenue from Cloud and managed services are primarily from Cloud and on demand storage, domestic managed services and international managed services. Contracts from Cloud and on demand storage are primarily fixed and for a period of time. Revenues from domestic and international managed services are comprised of value added services, operations and maintenance of projects and from remote infrastructure management. Contracts from this segment are fixed and could also be based on Time and Material (T&M).

Technology integration services (TIS)

Revenue from TIS are comprised of DC build services, network integration and security services. Contracts under TIS are based on completion of projects and could also be based on T&M.

Applications integration services

Revenue from applications integration services are comprised of Online Assessment, Web development, supply chain solutions, content management, digital certification services and from practices on industry standard applications like SAP, Oracle and Mircrosoft. Contracts are primarily fixed in nature for a period of time and also could be based on T&M.

Expenses

Cost of goods sold and services rendered

Telecom services

Cost of goods sold and services rendered for the corporate network/data services division consists of telecommunications costs necessary to provide services and cost of goods in respect of communication hardware and security services sold, commission paid to franchisees and cable television operators, the cost of voice termination for voice and VoIP services and other direct costs. Telecommunications costs include the costs of international bandwidth procured from TELCOs and are required for access to the Internet, providing leased lines to our points of presence, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to the Wireless Planning Commission or WPC for provision of spectrum to enable connectivity to be provided on the wireless mode for the last mile. Other costs include cost incurred towards our Annual Maintenance Contract (AMC) and the cost of installation in connectivity business. In addition, the Government of India levies an annual license fee of 8% of the adjusted gross revenue generated from IP-VPN services and voice services under the Unified license.

Data Center services

Cost of goods sold and services rendered for the Data Center services consists of cost of electrical power consumed, cost of rental servers offered to customers and cost of licences used to provide services.

Cloud and managed services

Cost of goods sold and services rendered for the Cloud and managed services consists of cost of licences in providing services, cost of billable resources in case of international managed services, third party professionals engaged in providing services, associate costs of the delivery teams and cost of operations of DC build BOT projects.

Technology integration services

Cost of goods sold and services rendered consists of cost of hardware and software supplied for DC build projects, cost of security hardware and software supplied and cost of hardware and software procured for System integration projects .

Applications integration services

Cost of goods sold and services rendered consists of professionals charges payable to domain specialists and subject matter experts, cost of billable associates of e-learning business, cost of digital certificates and platform usage, cost of operating in third party facility for online assessment including invigilator costs and cost of procuring and managing content for the websites and other direct costs for the revenue streams.

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Selling, general and administrative expenses

Selling, general and administrative expenses consists of salaries and commissions for sales and marketing personnel, salaries and related costs for executive, financial and administrative personnel, sales, marketing, advertising and other brand building costs, travel costs, and occupancy and overhead costs.

Depreciation and amortization

We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from three to eight years and, in the case of buildings, 28 years. Undersea cable capacity is amortised over a period of 12 years and other intangible assets with finite lives are amortised over three to five years.

Impairment

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, the recoverable amount is estimated each year at December 31.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or group of assets (the “cash-generating unit”). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination. Corporate assets for the purpose of impairment testing are allocated to the cash generating units on a reasonable and consistent basis.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit or group of units on a pro rata basis.

Inventories

Inventories comprising traded hardware and software are measured at the lower of cost (determined using first-in first-out principle) and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Deferred tax

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and associates to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill, as the same is not deductible for tax purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. Deferred Tax assets in respect of deductible temporary differences are recognised only to the extent of deferred tax liabilities on taxable temporary differences. MAT credit entitlement has been recognised as a deferred Tax asset.

Deferred tax arising on investments in subsidiaries and associates is recognized except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred taxation arising on the temporary differences arising out of undistributed earnings of the equity method accounted investee is recorded based on the management's intention. If the intention is to realize the undistributed earnings through sale, deferred tax is measured at the capital gains tax rates that are expected to be applied to temporary differences when they reverse. However, when the intention is to realize the undistributed earnings through dividend, the Group’s share of the income and expenses of the equity method accounted investee is recorded in the statement of income, after considering any taxes on dividend payable by the equity method accounted investee and no deferred tax is set up in the Group's books as the tax liability is not with the group.

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Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Quarter ended September		Half year ended September
	2018	2017	2018	2017
	%	%	%	%
Revenues	100	100	100	100
Cost of goods sold and services rendered	63	63	62	63
Other income/(expense)	1	2	1	1
Selling, general and administrative expenses	24	22	24	22
Depreciation and amortization expenses	7	11	8	10
Profit from operating activities	8	6	7	6
Finance income	0	1	0	1
Finance expenses	3	2	3	2
Net finance income/(expense)	(3)	(1)	(3)	(2)
Net profit for the year	5	4	4	4

Results of quarter ended September 30, 2018 compared to quarter ended September 30, 2017

The growth in our revenues in fiscal 2018 from fiscal 2017 is given below:

			(Rupees in million)
	Quarter ended September 30, 2018	Quarter ended September 30, 2017	Change	% Change
Revenues	5,509	4,840	669	14%

We have achieved a revenue of ₹ 5,509 Million ($76 Million), an increase of ₹ 669 Million ($9 Million) over the same quarter previous year. The increase is primarily contributed by revenue from Data Center services, Cloud and managed services, supported by growth in technology integration services

The revenue by operating segments is as follows:

			(Rupees in million)
	Revenue		Percentage of revenue
	Quarter ended September 2018	Quarter ended September 2017	Quarter ended September 2018	Quarter ended September 2017	Growth
Telecom Services	2,695	2,581	49%	53%	4%
Data Center Services	786	577	14%	12%	36%
Cloud and Managed Services	351	198	6%	4%	77%
Technology Integration Services	1,112	735	20%	15%	51%
Applications Integration Services	565	749	11%	16%	-25%
Total	5,509	4,840	100%	100%	14%

Revenue from telecom service increased by ₹114 million ($1.59 million) primarily due to increase in revenue of ₹185 million ($2.57 million) from connectivity services, contributed by a net increase in number of links with existing and new customer engagements. The increase is offset by a decrease in revenue of ₹71 million ($0.98 million) in voice services, which is attributable to decrease in revenue from ILD & hubbing business by ₹71 million ($0.98 million) due to volume decrease & lesser realisation.

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Revenue from Data Center services has increased by ₹ 209 Million ($2.87Million) on account of new contracts and higher capacity utilisation by existing customers.

Revenue from Cloud and managed services has increased by ₹152 Million ($2.10 Million) due to increase in revenue of ₹122 Million ($1.69 Million) from Cloud services, contributed by new customer engagements and infrastructure managed services by ₹36 Million ($0.49 Million) due to customer churn and decrease in revenue from domestic managed services by ₹6 Million ($0.08 Million).

Revenue from technology integration services has increased by ₹ 377 Million ($5.2 Million). This is on account of an increase in projects in systems integration and security services.

Revenue from applications integration services has decreased by ₹ 184 Million ($2.54 Million), represented by (i) an increase in revenue from web services by ₹ 15 Million ($0.20 Million), (ii) an increase in revenue from sale of licenses by ₹ 101 Million ($1.40 Million), (iii) an increase in revenue from Forum business by ₹ 7 Million ($0.10 Million), (iv) an increase in revenue from e Learninig services by ₹ 12 Million ($0.16 Million) and (v) an increase in revenue from digital certification services by ₹199 Million ($2.74 Million). These increases in revenue are offset by a decrease in revenue from application services by ₹518 Million ($7.14 Million) due to execution of a large online examination project last year.

Other income

The change in other income is as follows:

(Rupees in million)

	Quarter ended September 30, 2018	Quarter ended September 30, 2017	Change	% Change

Other Income	67	85	(18)	(21)%

Other income has decreased by ₹ 18 million ($0.25 Million), the decrease is primarily on account of Forex movement ₹ 6 million ($0.08 Million), miscellaneous income decreased by ₹ 18 million ($0.25 Million) primarily on account of reimbursements of investor related expenses to our ADS program received in the previous period which was not there in the current period. Expected to be received in the subsequent quarters. The decrease in other income was partially offset by increase in rental income by ₹ 5 million ($0.06 Million) and ₹ 1 million ($0.02 Million) on account of profit on sale of property, plant and equipment(Net).

Cost of goods sold and services rendered (COGS)

Our cost of goods sold and services rendered is set forth in the following table:

(Rupees in million)

	Quarter ended September 30, 2018	Quarter ended September 30, 2017	Change	% Change
Telecom services	1,739	1,576	163	10%
Data Center Services	356	284	72	25%
Cloud and Managed Services	137	105	32	30%
Technology Integration Services	962	522	440	84%
Applications Integration Services	270	579	(309)	-53%
Total	3,464	3,066	398	13%

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The cost of goods sold increased by 13% on overall basis, the movement in COGS is explained in detail below:

(Rupees in million)

	Quarter ended September 30, 2018	Quarter ended September 30, 2017	Change	% Change

Network Costs	1,359	1,225	134	11%
Revenue share	159	149	10	7%
Cost of Hardware / Software	1,081	604	477	79%
Power costs	349	271	78	29%
Direct Resources costs	347	282	65	23%
Other direct costs	169	535	-366	-68%
Total	3,464	3,066	398	13%

Network cost comprises cost of bandwidth leased out from TELCOS, Inter connect charges and IP termination costs payable to carriers. Bandwidth cost increased by ₹215 Million ($2.96 Million) due to capacity increase and increase in links, and IP termination costs decreased by ₹81 Million ($1.12 Million) on account of reduction in minutes and rates.

Revenue share cost comprises of revenue share payable to DOT on ILD, NLD and other services. Increase in revenue share is on account of increase in revenue from licensed services.

The increase in cost of hardware and software expenses incurred is on account of higher number of system integration projects and related hardware / software projects executed during the quarter.

Power costs comprises of electricity cost incurred in our data center. Increase in the cost is on account of increase in power utilisation by customers.

Direct resources costs are comprised of (i) the cost of resources deployed on the network infrastructure delivery (iii) resources involved in delivery of application services (ii) cost of billable resources associated with the eLearning and infrastructure managed services. These resource costs have increased by ₹65 Million ($0.89 Million) on account of new recruitments.

Other direct costs are comprised of link implementation and maintenance charges for the telecom services, onetime costs for data center services for on boarding new customers, platform costs for Cloud storage, direct cost of application services, digital certificate platform costs, content costs, delivery costs of application services, subject matter experts for international business. The decrease in other direct costs are due to a decrease in ₹386 Million ($5.32 Million) on account of execution of a large online examination project last year in the same quarter and a decrease in other direct costs of the Data Center of ₹12 Million ($0.17 Million) on account of cost optimisation with an existing customer; the above decrease was partially offset by an increase in platform costs for Cloud storage by ₹32 Million ($0.45 Million).

We are continuously seeking cost efficiencies and process optimization to maximize the return.

Selling, General and Administrative expenses

Selling, general and administrative expenses of the Company are set forth as follows:

(Rupees in million)

	Quarter ended September 30, 2018	Quarter ended September 30, 2017	Change	Change (%)
Operating Expenses	270	237	33	14%
Selling & Marketing Expenses	34	56	-22	-39%
Associate Expenses	494	507	-13	-3%
Other Indirect Expenses	265	197	68	35%
Provision for doubtful debts and advances	210	60	150	250%
Forex (gain) / loss	26	-	26
Total	1,299	1,057	242	23%

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Operating costs includes rental, repairs and maintenance charges of our network operating centers, base stations and other co-location sites including the rent and maintenance for our Data Centers. Operating costs increased by ₹33 million primarily on account of increase in repairs and maintenance and network operating cost.

Selling and Marketing costs consist of, selling commission payable to sales partners, discounts payable to customers, incentive to salesmen and marketing and promotion costs. Selling & Marketing cost have decreased on account of reduction in advertisement costs and decrease in channel partner commission.

Associate expenses, consists of the annual cost of the employees who are part of the Sales and marketing function, Business development, General management and support services. Associate expenses remained flat during the quarter compared to previous quarter.

Other Indirect expense consist of cost of facilities, electricity charges incurred on facilities, travel cost, Legal charges, professional charges, communication and others.

Provision for Doubtful debts consists of the charge on account of the provisions created during the year against doubtful debtors. The increase in Provision for Doubtful debts are on account of prudent provisioning of debtors.

Forex(gain)/Loss incurred is ₹26 million, which is due to the forex rate fluctuation compared to the previous quarter.

Depreciation and amortization

Depreciation and amortization is set forth in the table below:

(Rupees in million)

	Quarter ended Septiember 30, 2018	Quarter ended September 30, 2017	Change	% Change
Depreciation and amortization	384	524	(140)	-27%
As a percentage of carrying value	5%	7%

There has been a reduction in Depreciation on account of completion of amortization of a significant capex investment for a major customer specific WAN project.

Profit from operating activities

(Rupees in million)
	Quarter ended September 30, 2018	Quarter ended September 30, 2017	Change	% Change
Operating profit	428	276	152	55%
As a percentage of revenue	8%	6%

Operating profit as a % has increased over the previous year same quarter due to higher utilisation of assets and mix of revenue.

Finance income/expense

(Rupees in million)
	Quarter ended September 30, 2018	Quarter ended September 30, 2017	Change	% Change
Finance Income	9	43	(34)	-79%
Finance expense	(185)	(117)	(68)	58%
Net finance expense	(176)	(74)	(102)	138%

The decrease in finance income is majorly due to interest on income tax refund received during previous period ₹ 33 million ($ 0.60 million) whereas current period interest on income tax refund was ₹ Nil, Deacrease in Interest income from bank deposits is due to maturity of certain deposits and change in interest rates. The increase in finance expenses is on account of ₹ 27 million ($ 0.37 million) towards exchange differences considered as interest expense. Further, there has been increase in borrowings demanded by increase in business operations, resulting in increased finance expenses.

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Net Profit

(Rupees in million)
	Quarter ended September 30, 2018	Quarter ended September 30, 2017	Change	% Change
Net Profit	253	203	50	25%
As a percentage of revenue	5%	4%

Net profit as a % of revenue has increased over the previous year same quarter due to higher utilisation of assets and mix of revenue.

Results of half year ended September 30, 2018 compared to half year ended September 30, 2017

Revenues

The growth in our revenues in fiscal 2018 from fiscal 2017 is given below

(Rupees in million)

	Half year ended September 30, 2018	Half year ended September 30, 2017	Change	% Change
Revenues	10,192	9,395	797	8%

We have achieved a revenue of ₹ 10,192 Million ($140.49 Million), an increase of ₹ 797 Million ($10.99 Million) over same period previous year. The increase is primarily contributed by Data Center services, Cloud and managed services, supported by growth in telecom services.

The revenue by operating segments is as follows:

(Rupees in million)

	Revenue		Percentage of revenue
	Half year ended September 30, 2018	Half year ended September 30, 2017	Half year ended September 30, 2018	Half year ended September 30, 2017	Growth
Telecom Services	5,547	4,989	54%	53%	11%
Data Center Services	1,510	1,136	15%	12%	33%
Cloud and Managed Services	674	463	7%	5%	45%
Technology Integration Services	1,544	1,559	15%	17%	-1%
Applications Integration Services	917	1,248	9%	13%	-27%
Total	10,192	9,395	100%	100%	8%

Revenue from telecom services has increased by ₹558 million ($7.71 million) primarily due to increase in revenue of ₹612 million ($8.48 million) from connectivity services, contributed to by a net increase in number of links with existing and new customer engagements; this increase was partially offset by the decrease in revenue of ₹54 million ($0.75 million) in voice services, which is attributable to the decrease in revenue from ILD & Hubbing business by ₹46 million ($0.64 million) due to volume decrease and lesser realisations, an increase in VOIP services by ₹3 million ($0.05 million) and a decrease in voice retail services by ₹11 million ($0.16 million).

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Revenue from Data Center services has increased by ₹ 374 Million ($5.15 Million) on account of new customer contracts and higher capacity utilisation by customers.

Revenue from Cloud and managed services has increased by ₹211 Million ($2.89 Million) due to increase in Cloud services ₹221 Million ($3.03 Million), contributed to by new customer engagements, increase in revenue from infrastructure managed services by ₹76 Million ($1.05 Million) due to customer churn;the above increase is partially offset by the decrease in revenue from domestic managed services by ₹86 Million ($1.19 Million).

Revenue from technology integration services has decreased by ₹ 15 Million ($0.20 Million). This is on account of reduction in projects in systems integration and security services.

Revenue from applications integration services has decreased by ₹ 331 Million ($4.56 Million). There has been (i) an increase in revenue from web services by ₹ 14 Million ($ 0.20 Million), (ii) an increase in revenue from the sale of licenses by ₹ 59 Million ($0.81 Million), (iii) an increase in revenue from Forum business by ₹ 14 Million ($0.20 Million), (iv) increase in revenue from E learninig services by ₹ 18 Million ($0.25 Million) and (v) an increase in revenue from digital certification services by ₹149 Million ($2.05 Million). These increases in revenue are offset by a decrease in revenue from application services by ₹585 Million ($8.07 Million) due to execution of a large online examination project last year.

Other income

The change in other income is as follows:

(Rupees in million)

	Half year ended September 30, 2018	Half year ended September 30, 2017	Change	% Change

Other Income	100	112	(12)	-11%

Other income has decreased by ₹ 12 million ($0.17 Million). The decrease is primarily on account of Forex movement of ₹ 8 million ($0.10 Million), and miscelleaneous income decreased by ₹ 17 million ($0.23 Million) on account of reimbursements of investor related expenses to our ADS program received in the previous period which was not there in the current period. The decrease in other income was partially offset by an increase in rental income of ₹ 11 million ($0.15 Million).

Cost of goods sold and services rendered (COGS)

Our cost of goods sold and services rendered is set forth in the following table:

(Rupees in million)

	Half year ended September 30, 2018	Half year ended September 30, 2017	Change	% Change
Telecom services	3,384	3,124	260	8%
Data Center Services	695	581	114	20%
Cloud and Managed Services	248	231	17	7%
Technology Integration Services	1,312	1,088	224	21%
Applications Integration Services	642	849	(207)	-24%
Total	6,281	5,873	408	7%

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The cost of goods sold has increased by 7% on overall basis; the movement in COGS is explained in detail below:

(Rupees in million)

	Half year ended September 30, 2018	Half year ended September 30, 2017	Change	% Change

Network Costs	2,629	2,450	179	7%
Revenue share	315	279	36	13%
Cost of Hardware / Software	1,542	1,256	286	23%
Power costs	691	555	136	24%
Direct Resources costs	643	529	114	22%
Other direct costs	461	804	(343)	-43%
Total	6,281	5,873	408	7%

Network costs are comprised of the cost of bandwidth leased out from TELCOS, Inter connect charges and IP termination costs payable to carriers. Bandwidth costs increased by ₹ 267 Million ($3.68 Million) due to capacity upgradation and newer links; Inter Connect charges and IP termination costs decreased by ₹ 88 Million ($1.20 Million) on account of reduction in minutes and rates.

Revenue share costs are comprised of revenue share payable to DOT on ILD, NLD and other services. The increase in revenue share is on account of increase in revenue from licensed services.

The increase in cost of hardware and software expenses incurred is on account of the higher number of system integration projects and related hardware / software projects executed during the period.

Power costs are comprised of electricity costs incurred in our Data center. Increase in the cost is on account of increase in utilisation by customers.

Direct resources costs comprises of (i) the cost of resources deployed on the Network Infrastructure Delivery and resources involved in delivery of application services and (ii) cost of billable resources associated with the e Learning and Infrastructure Managed services. These resource costs hasve increased by ₹114 Million ($ 1.57 Million) compared to previous period on account of new recruitments.

Other direct costs, comprises of link implementation and maintenance charges for the telecom services, onetime costs for Data Center services for on boarding new customers, platform costs for Cloud storage, direct costs of application services, digital certificate platform costs, content cost, delivery costs of application services, subject matter experts for international business. The decrease in other direct costs is due to a decrease in ₹331 Million ($ 4.56 Million) on account of execution of a large online examination project last year same quarter and decrease in other direct costs of data center by ₹32 Million ($ 0.43 Million) on account of cost optimisation with existing customer, the above decrease was partially offset by increase in platform costs for Cloud storage by ₹17 Million ($ 0.23 Million) and increase of ₹3 Million ($ 0.05 Million) on account of increase in costs of link implementation and maintenance charges in telecom services.

We seek to continue in the path of achieving cost efficiencies and process optimization to maximize the return.

Selling, General and Administrative expenses

Selling, General and Administrative expenses of the Company are set forth as follows:

(Rupees in million)

	Half year ended September 30, 2018	Half year ended September 30, 2017	Change	Change (%)
Operating Expenses	525	479	46	10%
Selling & Marketing Expenses	95	86	9	11%
Associate Expenses	989	951	38	4%
Other Indirect Expenses	509	491	18	4%
Provision for doubtful debts and advances	280	100	180	180%
Forex (gain) / loss	79	-	79
Total	2,477	2,107	370	18%

Operating costs include rental, repairs and maintenance charges of our network operating centers, base stations and other co-location sites including the rent and maintenance for our Data Centers. Operating costs increased by ₹46 million primarily on account of an increase in repairs and maintenance and network operating cost.

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Selling and marketing costs consist of selling commission payable to sales partners, discounts payable to customers, incentives to salesmen and marketing and promotion costs. Selling & marketing costs have increased on account of an increase in advertisement and marketing costs.

Associate expenses consist of the annual cost of the employees who are part of the sales and marketing function, business development, general management and support services. Associate expenses increased due to an increase in the number of associates recruited during the period.

Other indirect expenses consist of cost of facilities, electricity charges incurred on facilities, travel cost, legal charges , professional charges, communication and others. There have been a marginal increase in other indirect costs by ₹18 million.

Provision for doubtful debts consists of the charge on account of the provisions created during the period against doubtful debtors. The increase in provision for doubtful debts is on account of prudent provisioning of debtors.

Forex(gain)/ loss incurred is ₹79 million, which is due to the forex rate fluctuation compared to the previous quarter.

Depreciation and amortization

Depreciation and amortization is set forth in the table below:

(Rupees in million)

	Half year ended September 30, 2018	Half year ended September 30, 2017	Change	% Change
Depreciation and amortization	771	985	(214)	-22%
As a percentage of carrying value	10%	14%

There has been a reduction in depreciation on account of completion of amortization of a significant capex investment for a major customer specific WAN project.

Profit from operating activities

(Rupees in million)

	Half year ended September 30, 2018	Half year ended September 30, 2017	Change	% Change
Operating profit	763	543	220	41%
As a percentage of revenue	7%	6%

Operating profit as a % has increased over the previous year same period due to higher utilisation of assets and mix of revenue.

Finance income/expense

(Rupees in million)

	Half year ended September 30, 2018	Half year ended September 30, 2017	Change	% Change
Finance Income	23	64	(41)	-64%
Finance expense	(332)	(230)	(102)	44%
Net finance expense	(309)	(166)	(143)	86%

The decrease in finance income is majorly due to interest on income tax refund received during previous period ₹ 44 million ($ 0.60 million) whereas current period interest on income tax refund was ₹ 8 million ($ 0.11 million), Deacrease in Interest income from bank deposits ₹ 3 million ($ 0.04 million) due to maturity of certain deposits and change in interest rates. The increase in finance expenses is majorly on account of new borrowings and exchange differences considered as interest expense to the extent of c by ₹ 27 million ($ 0.37 million) compared to previous period.

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Net Profit

(Rupees in million)

	Half year ended September 30, 2018	Half year ended September 30, 2017	Change	% Change
Net Profit	454	377	77	20%
As a percentage of revenue	4%	4%

Net profit as a percentage over revenue remained flat over the corresponding period of the previous year.

Liquidity and Capital Resources

We have financed our operations largely through cash generated from operations, equity issuance and bank borrowings. Our liquidity requirements are for meeting working capital needs and capital expenditure required to upgrade and maintain our existing infrastructure.

The following table summarises our cash flows for periods presented:

	Half year ended September 30, 2018	Half year ended September 30, 2017	Half year ended September 30, 2018
	₹ In million	₹ in million	US $ in million
Net cash from / (used in) operating activities	563	997	7.8
Net cash from / (used in) investing activities	(1581)	(990)	-21.8
Net cash from / (used in) financing activities	(22)	(587)	(0.3)
Effect of exchange rate changes on cash and cash equivalents	8	(1)	0.1
Net increase / (decrease) in cash and cash equivalents	(1040)	(580)	(14.3)

As at September 30, 2018 and 2017 we had working capital of ₹ 2,031 million and ₹ 1,421 million which includes cash and cash equivalents of ₹ 418 million (negative) and ₹ 312 million respectively. Our working capital net of cash and cash equivalents is ₹ 2,449 million and ₹ 1,109 million as at September 30, 2018 and 2017. We believe that cash from operations, existing lines of credit and capital availability from our promotor group, we have sufficient resources to meet our liquidity requirements.

Our short term borrowings to finance working capital requirements are primarily financed by cash credit facilities with banks. Borrowings for capital expenditures are financed through capital leases and long term loans. We have foreign currency demand loans and cross currency swap for our term loan in Indian Rupee, which carry lower interest rates compared to Indian Rupee loans, but are subject to exchange fluctuations, due to which there could be an adverse impact on cash outflows.

On October 22, 2010, the Company entered into a subscription agreement with Mr Ananda Raju Vegesna, acting as representative (the “Representative”) of the purchasers in connection with the offering. Pursuant to the terms of this subscription agreement, the company issued and allotted 125,000,000 equity shares to an entity affiliated and controlled by Mr. Raju Vegesna, our CEO, Chairman and Managing Director. In accordance with Indian law, the purchase price is to be paid at such time as determined by the Board of Directors of the Company. During fiscal years 2017 and 2014, the Company received an aggregate of ₹ 300 million each year in connection with this private placement, resulting in an aggregate of ₹ 3,100 million received to date. Although all 125,000,000 shares are deemed issued and outstanding, the unpaid portion of the equity shares issued pursuant to the subscription agreement do not have any voting rights and are not entitled to dividends, if declared. As of the date of this Report, Mr. Vegesna has paid for 77.50% of the shares of the subscription. The balance of the proceeds from the allotment of the equity shares to our promoter group, of ₹ 900 million, will take place in tranches as per the amended subscription agreement and the Board of Directors’ assessment from time to time of the Company’s capital requirements, with respect to both timing and amount.

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Out of the uncalled share capital of ₹ 900 million, the Board of Directors has made a call amounting to ₹ 300 million at their meeting held on October 22, 2018 and the said amount will be received by the Company by November 2018. The balance of the proceeds from the allotment of the equity shares to our existing promoter group, of ₹ 600,000, will take place in tranches as per the amended subscription agreement.

We have borrowings of ₹ 6,608 million as of September 30, 2018 out of which ₹ 4,305 million will be repaid within a period of 12 months. Interest outflow on existing borrowings for next year is expected to be ₹ 457 million. We have a utilized working capital facility of ₹ 2,500 million out of limit of ₹ 2,500 million as on September 30, 2018. We have an unutilized funded limit of Nil as on September 30, 2018.

Our ongoing working capital requirements are significantly affected by the profitability of our operations and we continue to periodically evaluate existing and new sources of liquidity and financing. We are taking steps to improve the cash position to meet our currently known requirements at least over the next twelve months. In light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.

Cash and cash equivalents:

Cash and cash equivalents comprise of ₹ 1,066 million, ₹ 1,935 million, in bank accounts and ₹ 400 million, ₹ 455 million in the form of bank deposits as of September 30, 2018 and 2017, respectively, out of which cash deposits in the form of margin money is restricted for use by us amounting to ₹ 269 million and ₹ 292 million respectively. Balances in foreign currency amount to ₹245 million, ₹261 million as of September 30, 2018 and 2017, respectively.

Net cash generated from operating activities for the half year ended September 30, 2018 was ₹563 million ($7.76 million), ₹ 434 million ($ 5.98 million) lower than previous period. This is mainly attributable to cash utilisation during the period, an increase in trade and other receivables of ₹ 1539 million ($ 21 million), an increase in inventories of ₹960 million ($ 13.23 million), increase in other assets by ₹ 267 million ($ 3.69 million), and an increase in contract assets and deferred contract costs by ₹175 million ($ 2.41 million) and ₹15 million ($ 0.20 million) respectively. The above utilisation is partially offset by a decrease in employee benefits by ₹ 13 million ($ 0.19 million), an increase in trade and other payables by ₹ 1,461 million ($ 20.15 million), and an increase in contract liabilities by ₹ 507 million ($ 6.99 million).

Net cash generated from operating activities for the half year ended September 30, 2017 was ₹997 million ($15.25 million), ₹ 91 million ($ 1.39 million) higher than the previous period. This is mainly attributable to cash generated during the period, a decrease in inventories of ₹ 71 million ($ 1.09 million) and an increase in employee benefits of ₹23 million ($ 0.35 million). The increase is partially offset by an increase in trade and other receivables and other assets of ₹ 131 million ($ 2 million) and ₹ 284 million ($ 4.35 million) respectively, a decrease in trade and other payables and deferred revenue of ₹ 52 million ($ 0.80 million) and ₹ 62 million ($ 0.95 million) respectively and income tax paid amounting to ₹ 216 million ($ 3.3 million).

Net cash used in investing activities for the half year ended September 30, 2018 was ₹1581 million ($21.79 million), primarily on account of additional expenditures on property, plant and equipment amounting to ₹ 1,482 million ($ 20.43 million), additional expenditures on intangibles amounting to ₹117 million ($ 1.61 million), and a decrease in receipt of finance income by ₹16 million ($ 0.22 million). The decrease was partly offset by ₹2 million ($ 0.33 million) proceeds from the sale of property, plant and equipment.

Net cash used in investing activities for the half year ended September 30, 2017 was ₹990 million ($15.15 million), primarily on account of additional expenditures on property, plant and equipment amounting to ₹ 965 million ($ 14.76 million). Also, expenditures on intangibles and corporate debt securities amounted to ₹61 million ($ 0.93 million) and ₹25 million ($ 0.38 million) respectively. The increase was partly offset by an increase in finance income by ₹59 million ($0.90 million).

Net cash used in financing activities for the half year ended September 30, 2018 was ₹22 million ($0.31 million), This was mainly attributable to proceeds from borrowings by ₹549 million ($7.57 million), proceeds from issue of shares (ESOP) by ₹19 million ($ 0.26 million). The above increase was offset by higher finance expenses by ₹329 million ($ 4.54 million), dividends of ₹218 million ($ 3 million) paid during the period, and repayment of finance lease liabilities by ₹43 million ($ 0.60 million).

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Net cash used in financing activities for the half year ended September 30, 2017 was ₹587 million ($8.98 million). The increase is mainly due to the repayment of lease liabilities of ₹229 million ($3.5 million); in addition, finance expenses amounting to ₹231 million ($3.53 million) and dividends of ₹209 million ($3.2 million) were paid during the period. The increase is partly offset by an increase in borrowing of ₹82 million ($1.25 million).

Tax Matters

(a) Income tax matters

The statutory corporate income tax rate and the surcharge thereon are subject to change in line with the changes announced in the Union Budget each year. For fiscal year 2018, the corporate income tax rate is 30%, subject to a surcharge of 12% where the taxable total income exceeds ₹ 10 crores and 'Health and Education Cess' of 4%, resulting in an effective tax rate of 34.94%. We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India.

Up to fiscal 2013, the domestic companies were liable to pay a dividend distribution tax at the rate of 16.22% inclusive of applicable surcharge and education cess. The Finance Act, 2013 has increased the surcharge on the dividend distribution tax from 5% to 10% which resulted in increase in the effective rate of the dividend distribution tax to 16.995% as against 16.22% effective April 1, 2013. Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax. The Finance Act, 2014 made an amendment in section 115-O, which requires grossing up of the dividend amount distributed for computing DDT. As a result the effective rate of DDT increased from 16.995% to 19.994% inclusive of surcharge and cess. This was effective from October 1, 2014. Further as a result of increase in rate of surcharge in the Finance Act, 2015, the effective rate of DDT has increased to 20.3576% from 19.994%. However for fiscal year 2019 the Government has proposed to replace existing 3 per cent education cess with a 4 per cent 'Health and Education Cess' resulting in effective tax rate of 20.5553%. Further, the Government of India, through Finance Act, 2016, has introduced a tax on dividends accrued to non-corporate resident investors in excess of 1 million per annum at the rate of 10% (plus applicable surcharge and education cess). This is in addition to a dividend distribution tax payable by us. If the effective rate of a dividend distribution tax increases or new forms of taxes on distribution of profits is introduced, the dividend amount receivable by our shareholders after taxes may decrease. Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax.

Provisions of the Income Tax Act have been amended effective April 1, 2017 for determination of place of effective management (POEM) of a Company. Accordingly, Section 6(3) was amended to provide that a Company is said to be resident in India in any financial year if it is an Indian Company or its POEM in that year is in India. POEM has been defined to mean a place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole are, in substance, made.

(b) Goods and Services Tax (GST)

Effective July 2017, Service tax and Sales tax has been replaced by Goods and Services Tax in India.

Off-Balance Sheet Arrangement

We have not entered into any off balance sheet arrangement other than contractual obligations such as operating lease arrangements disclosed below as defined by SEC final rule 67 (FR-67) “Disclosures in Management’s Discussion and Analysis” about off balance sheet arrangements and aggregate contractual obligations.

Contractual obligations

Set forth below are our contractual obligations as at September 30, 2018:

Payments due by period (₹ 000s)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long term debt obligations	3,990,567	1,532,503	2,291,309	166,755	-
Short term borrowings	2,945,421	2,945,421	-	-	-
Finance lease obligations	157,929	100,832	57,097	-	-
Non-cancellable operating lease obligations	934,681	112,358	245,472	235,465	341,386
Purchase obligations	900,764	900,764	-	-	-

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Item 4. Quantitative And Qualitative Disclosures About Market Risk

General

Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables and debt. Our exposure to market risk is a function of our investment and borrowing activities and our revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss.

Please see Note 36 to the financial statements included in our Annual Report on Form 20-F for the year ended March 31, 2018.

Risk Management Procedures

We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies which are approved by senior management and our Audit Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies on a daily basis.

Recent Accounting Pronouncements

(i)	Standards and interpretations issued but not yet effective

IFRS 16 Leases : IFRS 16 on lease was issued on January 13, 2016 and is effective from the year January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The standard replaces all existing lease accounting requirements and represents a significant change in accounting and reporting of leases, with more assets and liabilities to be reported on the Statement of Financial Position and a different recognition of lease costs.

The Group is currently evaluating the impact of the standard on the consolidated financial statements.

IFRIC 23 Uncertainty over income tax treatments : IFRIC 23 was issued on June 7, 2017 to clarify the accounting for uncertainties in income taxes. The effective date for adoption of IFRIC 23 is annual reporting periods beginning on or after January 1, 2019, though early adoption is permitted. The Group is currently evaluating the impact of the same on the consolidated financial statements.

Amendment to IAS 12 – Income taxes : In December 2017, the IASB issued amendments to clarify that an entity shall recognise the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognised those past transactions or events that generated distributable profits were recognised.

The effective date for application of this amendment is the annual period beginning on or after 1 January 2019, although early application is permitted. The Group is currently evaluating the effect of this amendment on the consolidated financial statements.

Amendments in IAS 19 – Employee Benefits: In February 2018, the IASB issued amendments to IAS 19 – “Employee Benefits” regarding plan amendments, curtailments and settlements. The amendments in Plan Amendment, Curtailment or Settlement are as follows;

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a) If a plan amendment, curtailment or settlement occurs, it is now mandatory that the current service cost and the net interest for the period after the remeasurement are determined using the assumptions used for the remeasurement;

b) In addition, amendments have been included to clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding asset ceiling.

The above amendments are effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted but must be disclosed. The Group is currently evaluating the impact of these amendments on its consolidated financial statements.

Critical accounting policies

The accounting policies applied by the Group in these Unaudited Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its Consolidated Financial Statements as at and for the year ended March 31 2018 except for the changes mentioned in note 3 of the consolidated Interim Financial Statements.

Item 5. Controls and Procedures

Disclosure Controls and Procedures

As at September 30, 2018, our management, with the participation of our chief executive officer and chief financial officer, has carried out an evaluation of the effectiveness of our disclosure controls and procedures. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.

Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of September 30, 2018, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, and that material information related to us is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

Changes in internal control over financial reporting

During the half year ended September 30, 2018, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Part II. Other Information

Item 1. Legal Proceedings

The company is subject to legal proceedings and claims, which have arisen in the ordinary course of its business. These legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the Company.

See Note 17 of notes to Unaudited Condensed Consolidated Interim Financial Statements in Part I above and Note 33 of the financial statements included in our Annual Report on Form 20-F for the year ended March 31, 2018.

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Item 1A. Risk Factors

For information regarding factors that could affect the Company’s results of operations, financial condition and liquidity, see the risk factors discussion set forth in Item 1A of our Annual Report on Form 20-F for the fiscal year ended March 31, 2018 and the information under “Forward-Looking Statements” included in this Report. There have been no material changes to our Risk Factors from those disclosed in our Annual Report on Form 20-F for the fiscal year ended March 31, 2018.

Item 2. Unregistered Sale of Equity Securities and Use of Proceeds

None.

Items 3. Defaults upon Senior Securities

None.

Item 4. Mine safety Disclosure

Not applicable.

Item 5. Other Information

None.

Item 6. Exhibits

None.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2018

SIFY TECHNOLOGIES LIMITED

By:	/s/ MP Vijay Kumar
	Name:	MP Vijay Kumar
	Title:	Chief Financial Officer

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